# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## Form 10-K

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**
**Commission file number: 0-12015**

# HEALTHCARE SERVICES GROUP, INC.

*(Exact name of registrant as specified in its charter)*

| **Pennsylvania** | **23-2018365** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **3220 Tillman Drive, Suite 300, Bensalem, PA** | **19020** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code:**
**(215) 639-4274**

Securities registered pursuant to Section 12(b) of the Act:

| *Title of each class* | *Trading Symbol(s)* | *Name of each exchange on which registered* |
|---|---|---|
| Common Stock, $0.01 par value | HCSG | NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☑ | Accelerated filer ☐ |
| Non-accelerated filer ☐ | Smaller reporting company ☐ |
| | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on the attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐  No ☑

The aggregate market value of the voting stock (Common Stock, $0.01 par value) held by non-affiliates of the registrant as of the close of business on June 30, 2022 was approximately $1.06 billion based on the closing sale price of the Common Stock on the NASDAQ Global Select Market on that date. The determination of affiliate status is not a determination for any other purpose. The registrant does not have any non-voting common equity authorized or outstanding.

Indicate the number of shares outstanding of each of the registrant's classes of Common Stock (Common Stock, $0.01 par value) as of the latest practicable date (February 15, 2023). 74,390,448

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders to be held on May 30, 2023 have been incorporated by reference into Parts II and III of this Annual Report on Form 10-K.

**Healthcare Services Group, Inc.**
**Annual Report on Form 10-K**
**For the Fiscal Year Ended December 31, 2022**

## TABLE OF CONTENTS

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K may contain forward-looking statements within the meaning of federal securities laws, which are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, and our beliefs and assumptions. Words such as "believes," "anticipates," "plans," "expects," "estimates," "will," "goal," and similar expressions are intended to identify forward-looking statements. The inclusion of forward-looking statements should not be regarded as a representation by us that any of our plans will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking information is also subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks arising from our providing services to the healthcare industry and primarily providers of long-term care; the impact of and future effects of the COVID-19 pandemic or other potential pandemics; having a significant portion of our consolidated revenues contributed by one customer during the year ended December 31, 2022; credit and collection risks associated with the healthcare industry; our claims experience related to workers' compensation and general liability insurance (including any litigation claims, enforcement actions, regulatory actions and investigations arising from personal injury and loss of life related to COVID-19); the effects of changes in, or interpretations of laws and regulations governing the healthcare industry, our workforce and services provided, including state and local regulations pertaining to the taxability of our services and other labor-related matters such as minimum wage increases; the Company's expectations with respect to selling, general, and administrative expense; and the risk factors described in Part I of this report under "Government Regulation of Customers," "Service Agreements and Collections," and "Competition" and under "Item 1A. Risk Factors."

These factors, in addition to delays in payments from customers and/or customers in bankruptcy, have resulted in, and could continue to result in, significant additional bad debts in the near future. Additionally, our operating results would be adversely affected by continued inflation particularly if increases in the costs of labor and labor-related costs, materials, supplies and equipment used in performing services (including the impact of potential tariffs and COVID-19) could not be passed on to our customers.

In addition, we believe that to improve our financial performance we must continue to obtain service agreements with new customers, retain and provide new services to existing customers, achieve modest price increases on current service agreements with existing customers and/or maintain internal cost reduction strategies at our various operational levels. Furthermore, we believe that our ability to sustain the internal development of managerial personnel is an important factor impacting future operating results and the successful execution of our projected growth strategies. There can be no assurance that we will be successful in that regard.

## PART I

In this Annual Report on Form 10-K for the year ended December 31, 2022, Healthcare Services Group, Inc. (together with its wholly-owned subsidiaries listed in Exhibit 21, which has been filed as part of this Report) is referred to using terms such as the "Company," "we," "us" or "our."

### Item I.  Business.

### General

Healthcare Services Group, Inc. is a Pennsylvania corporation, incorporated on November 22, 1976. We provide management, administrative and operating expertise and services to the housekeeping, laundry, linen, facility maintenance and dietary service departments of healthcare facilities, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States. We believe we are the largest provider of housekeeping and laundry management services to the long-term care industry in the United States, rendering such services to approximately 2,600 facilities throughout the continental United States as of December 31, 2022.

### Segment Information

The information called for herein is discussed below in Description of Services, and within Item 8 of this Annual Report on Form 10-K under Note 14 — Segment Information in the Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020.

### Description of Services

We are organized into two reportable segments: housekeeping, laundry, linen and other services ("Housekeeping") and dietary department services ("Dietary"). Our corporate headquarters provides centralized financial management and support, legal services, human resources management and other administrative services to the Housekeeping and Dietary business segments.

We provide Housekeeping services to substantially all of our customer facilities and provide Dietary services to approximately 1,700 facilities. Although we do not directly participate in any government reimbursement programs, our customers receive government reimbursements related to Medicare and Medicaid and are directly affected by any legislation and regulations relating to those programs.

We provide services primarily pursuant to full service agreements with our customers. Under such agreements, we are responsible for the day-to-day management of the employees located at our customers' facilities, as well as for the provision of certain supplies. We also provide services on the basis of management-only agreements for a limited number of customers. Under a management-only agreement, we provide management and supervisory services while the customer facility retains payroll responsibility for the non-supervisory staff. In certain management-only arrangements, the Company maintains responsibility for purchasing supplies. Our agreements with customers typically provide for a renewable one year service term, cancellable by either party upon 30 to 90 days' notice after an initial period of 60 to 120 days.

### *Housekeeping*

Housekeeping accounted for approximately 47.1%, or $795.7 million, of our consolidated revenues in 2022. The services provided under this segment include managing our customers' housekeeping departments, which are principally responsible for the cleaning, disinfecting and sanitizing of resident rooms and common areas of the customers' facilities, as well as the laundering and processing of the bed linens, uniforms, resident personal clothing and other assorted linen items utilized at the customers' facilities. Upon beginning service with a customer facility, we typically hire and train the employees previously employed by such facility and assign an on-site manager to supervise the front-line personnel and coordinate housekeeping services with other facility support functions in accordance with customer requests. Such management personnel also oversee the execution of various cost and quality control procedures including continuous training and employee evaluation, and on-site testing for infection control, with regular support provided by a District Manager specializing in such services.

Housekeeping's operating performance is significantly impacted by our management of labor costs. In order to normalize and evaluate such costs in the context of the Company's financial performance, management reviews labor costs as a percentage of Housekeeping segment revenues. Housekeeping labor costs represented approximately 81.4% of Housekeeping revenues for 2022. Changes in employee compensation resulting from legislative or other governmental actions, market factors, adjustments to staffing levels, and the composition of our labor force may adversely impact these costs. Similarly, an increase in the costs of supplies consumed in performing Housekeeping services may impact Housekeeping's operating performance. In 2022, the cost of Housekeeping supplies as a percentage of Housekeeping revenues was 6.8%. Generally, the cost of such supplies is dictated by specific product market conditions, subject to price fluctuations influenced by factors outside of our control. Where possible, we negotiate fixed pricing from vendors for an extended period of time on certain supplies to mitigate such price fluctuations.

### *Dietary*

Dietary services represented approximately 52.9%, or $894.5 million, of our consolidated revenues in 2022. Dietary services consist of managing our customers' dietary departments, which are principally responsible for food purchasing, meal preparation and professional dietitian services, which include the development of menus that meet the dietary needs of residents. On-site management is responsible for all daily dietary department activities, with regular support provided by a District Manager specializing in dietary services. We also offer clinical consulting services to our dietary customers, which may be provided as a stand-alone service, or bundled with other dietary department services. Upon beginning service with a customer facility, we typically hire and train the employees previously employed by such facility and assign an on-site manager to supervise the front-line personnel and coordinate dietitian services with other facility support functions in accordance with customer requests. Such management personnel also oversee the execution of various cost and quality-control procedures including continuous training, employee evaluation, management of food supplies, and minimizing food waste and supply deliveries.

Dietary operating performance is impacted by price fluctuations in labor and supply costs resulting from similar factors discussed above for Housekeeping. In 2022, the costs of labor and food-related supplies represented approximately 61.5% and 32.0% of Dietary segment revenues, respectively.

**Significant Customers**

For the years ended December 31, 2022, 2021 and 2020, both the Housekeeping and Dietary segments earned revenue from several significant customers, including Genesis Healthcare, Inc. ("Genesis"). For the years ended December 31, 2022, 2021 and 2020, Genesis accounted for $169.1 million or 10.0%, $177.1 million or 10.8% and $258.7 million or 14.7% of the Company's consolidated revenues, respectively. Revenues generated from Genesis were included in both operating segments mentioned above. Any extended discontinuance of revenues, or significant reduction of revenues, from this customer could, if not replaced, have a material impact on our operations. No other single customer or customer group represented more than 10% of consolidated revenues for the years ended December 31, 2022, 2021 and 2020.

**Operational Management Structure**

By applying our professional management techniques, we offer our customers the ability to manage certain housekeeping, laundry, linen, facility maintenance and dietary services and costs. We manage and provide our services through a network of management personnel, as illustrated below.



Facilities are managed by an on-site Facility Manager, and if necessary, additional supervisory personnel. Such facility-level management personnel are responsible for the management of staff, scheduling, procurement, customer-service, quality control and overall day-to-day management of the Housekeeping or Dietary function.

District Managers oversee the operations of the facilities within their districts. Their responsibilities include oversight of Facility Managers and management of personnel, operational performance, quality control and customer satisfaction, while ensuring adherence to the Company's systems and budgets.

Directors of Operations oversee District Managers and provide management support, training and personnel management, while ensuring operational performance is consistent with the Company's systems and budgets.

Vice Presidents of Operations are ultimately responsible for all aspects of the operations, including the compliance and financial performance of the Directors of Operations they oversee.

We believe our organizational structure facilitates our ability to best serve and expand our service offerings to existing customers, while also securing new customers.

**Market**

The market for our services consists of a large number of facilities involved in various aspects of the healthcare industry, including long-term and post-acute care facilities (e.g., skilled nursing facilities, residential care and assisted living facilities) and hospitals (e.g., acute care, critical access, psychiatric). Such facilities may be specialized or general, privately owned or public, for-profit or not-for-profit, and may serve residents on a long-term or short-term basis. We market our services to facilities after consideration of a variety of factors including facility type, size, location, and service opportunities (Housekeeping or Dietary). Although there can be no assurance, the market for our services, particularly in long-term and post-acute care, is expected to continue to grow as the population of the United States ages and as government reimbursement policies require increased cost control or containment by the constituents that comprise our target market.

**Marketing and Sales**

Our services are primarily marketed and sold by our marketing and sales teams. These marketing and sales efforts are supported by all levels of our corporate and operational management team. We provide incentive compensation to our sales and operational personnel based on achieving financial and non-financial goals and objectives, which are aligned with the key elements we believe are necessary for us to achieve overall improvement in our results, along with continued business development.

Our services are marketed and sold primarily through referrals and solicitation of target facilities. We also participate in industry trade shows as well as federal and state healthcare advocacy associations and related events. Such programs are typically attended by facility owners, administrators and supervisory personnel, thus presenting marketing opportunities for us. Indications of interest in our services arising from initial marketing efforts are followed up with a presentation regarding our services and an assessment of the service requirements of the facility. Thereafter, a formal proposal, including operational recommendations and proposed costs, is submitted to the prospective customer. Once the prospective customer accepts the proposal and executes our service agreement, we are structured to timely and efficiently establish our operations and systems at the customer facilities.

**Government Regulation of Customers**

We do not directly participate in any government reimbursement programs and our contractual relationships with our customers determine their payment obligations to us. However, our customers are subject to government regulation and laws which directly affect how they are paid for certain services they provide. Therefore, because our customers' revenues are generally highly reliant on Medicare and Medicaid reimbursement funding rates, the overall effect of laws and trends in the long-term care industry have affected and could adversely affect our customers' cash flows, and their ability to make payments to us in accordance with agreed upon payment terms (see "Liquidity and Capital Resources" included in our "Management's Discussion and Analysis of Financial Condition and Results of Operations").

The prospects for legislative action, both on the federal and state level, regarding funding for nursing homes and the long-term care industry are uncertain. We are unable to predict or to estimate the ultimate impact of any further changes in reimbursement programs affecting our customers' future results of operations and/or their impact on our cash flows and operations.

**Environmental Regulation**

Our operations are subject to various federal, state and/or local laws concerning emissions into the air, discharges into waterways and the generation, handling and disposal of waste and hazardous substances. Our past expenditures relating to environmental compliance have not had a material effect on our results of operations and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings and our competitive position in the future. Based upon information currently available, we believe that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

**Service Agreements and Collections**

We have historically had a favorable customer retention rate and, although there can be no assurance, we expect to continue to maintain satisfactory relationships with our customers, despite many of our service agreements being cancellable on short notice.

We have had varying collections experiences with respect to our accounts and notes receivable. We have sometimes extended the period of payment for certain customers beyond contractual terms. Such customers include those who have terminated service agreements and slow payers experiencing financial difficulties. In order to provide for such collection issues and the general risk associated with the granting of credit terms, we have recorded bad debt provisions (in an Allowance for Doubtful Accounts) of $32.0 million, $10.5 million and $9.6 million in the years ended December 31, 2022, 2021 and 2020, respectively (see Schedule II - Valuation and Qualifying Accounts and Reserves for year-end balances). As a percentage of total revenues, these provisions represented approximately 1.9%, 0.6% and 0.5% for the years ended December 31, 2022, 2021 and 2020, respectively. In making credit evaluations, in addition to analyzing and anticipating, where possible, the specific cases described above, we consider the general collection risk associated with trends in the long-term care industry. We establish credit limits through our payment terms, perform ongoing credit evaluations and monitor accounts to minimize the risk of credit loss. Despite our efforts to minimize credit risk exposure, customers could be adversely affected if future industry trends change in such a manner as to negatively impact their cash flows. If our customers experience a negative impact on their cash flows, it could have a material adverse effect on our results of operations and financial condition.

**Competition**

We compete primarily with the in-house service departments of our potential customers. In addition, a number of firms compete with us in the regional and national markets in which we conduct business.

**Human Capital Resources**

Ensuring a positive social impact is inherent in our mission to deliver exceptional services to an ever-changing healthcare industry. In delivering upon this goal, we strive for operational excellence while creating a safe working environment, promoting environmental and employee health and safety awareness, and seeking to continuously create professional and career development opportunities for our employees. In order to continue to deliver on our strategic focus and Company Vision - To Be THE Choice For Our Customers - resulting in retention of and growth in relationships through good customer-service, expansion of our services, effective execution in all that we do, and cost management; it is crucial that we attract and retain talent in the markets that we serve. To facilitate talent attraction and retention, we strive to make Healthcare Services Group, Inc. an inclusive, safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by competitive compensation, benefits and health and welfare programs.

Supporting our diverse team of individuals drives us to continuously improve and provide developmental opportunities for our team members, encouraging all of our employees to reach their full potential. To support this we have launched a formal Employee Engagement and Recognition Program. We devise career development and promotional pathways for our employees, with staunch commitment to promotion from within, and our Manager-In-Training Program is accessible to all qualified and motivated employees, regardless of formal education level achieved. We advertise all on-demand opportunities to our employees in an effort to cultivate talent throughout the Company. We also focus on understanding our diversity and inclusion strengths and opportunities. We continue to focus on building a pipeline for talent to create more opportunities for workplace diversity and to support greater representation within the Company. Some highlights:

- Documented annual and ongoing training for employees at all levels on diversity and inclusion;
- Celebrating and creating diversity among our teams;
- Our workforce consists of 70% women and 63% BIPOC;
- Among field-based management positions, 65% are women and 44% are BIPOC; and
- Among our top quartile of compensation for employees, 63% are women and 51% are BIPOC.

**Employee Profile**

At December 31, 2022, we employed approximately 35,700 people, of whom approximately 4,400 were corporate and field management personnel. The Company's employment of some of its employees is subject to collective bargaining agreements that are negotiated by individual customer facilities and are assented by us, so as to bind us as an "employer" under the agreements. In other cases, we are direct parties to the agreements. We may be adversely affected by relations between our customer facilities and their employee unions, or between us and such unions. We consider our relationship with our employees to be good.

**Health and Safety**

Our ability to meet the day-to-day needs and expectations of our customers and to fulfill our common goal to ensure the well-being of America's most vulnerable is organically connected to the well-being of our people. As such, we are committed to the health, safety and wellness of our employees. We provide our employees and their families access to a variety of flexible and convenient health and welfare programs, including benefits that support their physical and mental health by providing tools and resources to help them improve or maintain their health status; and that offer choice where possible so they can customize their benefits to meet their needs and the needs of their families. In response to the COVID-19 pandemic, we implemented significant operating environment changes that we determined were in the best interest of our employees, as well as the communities in which we operate, and which comply with government regulations. All employees receive documented, annual training on our Environmental, Health and Safety Policy and are responsible for upholding and operating within the guidelines of this policy to ensure our business complies with all environmental and health and safety laws and regulations applicable to our operations.

**Available Information**

Healthcare Services Group, Inc. is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Reports and other information we file with the Commission may be accessed at the Commission's internet site: *www.sec.gov*. This site contains reports, proxies and information statements and other information regarding issuers that file electronically with the Commission.

**Website Access**

Our website address is *www.hcsg.com*. Our filings with the Commission, as well as other pertinent financial and Company information, are available at no cost on our website as soon as reasonably practicable after the filing of such reports with the Commission.

**Item 1A.   Risk Factors**

You should carefully consider the risk factors we have described below, as well as other related information contained within this annual report on Form 10-K as these factors could materially and adversely affect our business, results of operations, financial condition and cash flows. We believe that the risks described below are our most significant risk factors but there may be risks and uncertainties that are not currently known to us or that we currently deem to be immaterial.

**Risks Related to Macroeconomic Conditions**

***War, terrorism, other acts of violence or natural or man-made disasters may affect the markets in which the Company operates, the Company's customers, and could have a material adverse impact on our business, results of operations, or financial condition.***

The Company's business may be adversely affected by instability, disruption or destruction in a geographic region in which it operates, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease. Such events may cause customers to suspend their decisions on using the Company's services, make it impossible for us to render our services, cause restrictions, and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to the Company's personnel and to physical facilities and operations, which could materially adversely affect the Company's financial results.

Further, the current Russia-Ukraine conflict has created extreme volatility in the global financial markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets and heightened volatility of commodity food prices. Any such volatility or disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy, capital markets or commodity food prices resulting from the conflict in Ukraine or any other geopolitical tensions.

***COVID-19 and other pandemics, epidemics, or outbreaks of a contagious illness may adversely affect our operating results, cash flows and financial condition.***

COVID-19, the further spread of COVID-19, additional coronavirus outbreaks, or other pandemics, epidemics, or outbreaks of a contagious illness, and similar events, may cause harm to us, our employees, customers, vendors, supply chain partners, and financial institutions, which could have a material adverse effect on our results of operations, financial condition and cash flows. The impacts may include, but would not be limited to:

- Decreased availability and/or increased cost of supplies due to increased demand around essential cleaning supplies including disinfecting agents, personal protective equipment ("PPE"), and food and food-related products due to increased global demand and disruptions along the global supply chains of these manufactures and distributors;
- Disruption to operations due to the unavailability of employees due to illness, quarantines, risk of illness, travel restrictions, vaccination mandates, or other factors that limit the availability of our existing or potential workforce;
- Limitations to the availability of our key personnel due to travel restrictions and access restrictions to our customers' facilities;
- Our ability to meet more stringent, medically-required procedures, and infection control requirements at customer facilities;
- Elevated employee turnover which may impact our facility level performance and/or increase payroll expense and recruiting-related expenses;
- New or additional measures required by national, state or local governments to combat COVID-19, such as a COVID-19 vaccine mandate, may impact the availability of our employees and/or increase operating costs.
- Decreased census in the nursing home and long-term care industry, which could impact the financial health of our customers and thereby increase our associated credit risk with customers and increase pressures to modify our contractual terms; and
- Significant disruption of global financial markets, which could negatively impact us or our customers' ability to access capital in the future.

The further spread of COVID-19, and the requirements to take action to help limit the spread of the virus, could impact the resources required to carry out our business as usual and may have a material adverse effect on our results of operations, financial condition and cash flows. The extent to which COVID-19 will impact our business and our financial results will depend on future developments, which are highly uncertain and cannot be predicted. Such developments may include the ongoing geographic spread of the virus, the severity of the disease, the duration of the outbreak and the type and duration of actions that may be taken by various governmental authorities in response to the outbreak and the impact on the United States and the global economy. Any of these developments, individually or in aggregate, could materially impact our business and our financial results and condition.

***We may incur additional liabilities in our Paid Loss Retrospective Insurance Plan for general liability and workers' compensation insurance related to COVID-19 which may adversely affect our operating results, cash flows and financial condition.***

As a result of the impact of COVID-19, litigation claims, enforcement actions, regulatory actions and investigations arising from personal injury and loss of life, have been and may, in the future, be asserted against us. In the event that our known claims experience and/or industry trends result in an unfavorable change in initial estimates of costs to settle such claims resulting from, among other factors, the severity levels of reported claims and medical cost inflation, it would have an adverse effect on our consolidated results of operations, financial condition and cash flows. Although we engage third-party experts to assist us in estimating appropriate reserves, the determination of the required reserves is dependent upon significant actuarial judgments. Changes in our insurance reserves as a result of our periodic evaluation of the related liabilities may cause significant fluctuations in our operating results. Although there can be no assurance, we expect many of these claims and actions, or any settlement of these claims and actions, to be covered by insurance and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

***We have been, and may continue to be, adversely affected by inflationary or market fluctuations, including impact of tariffs, in the cost of products consumed in providing our services or our cost of labor. Additionally, we rely on certain vendors for a substantial portion of housekeeping, laundry and dietary supplies.***

The prices we pay for the principal items we consume in performing our services are dependent primarily on current market prices. We have consolidated certain supply purchases with national vendors through agreements containing negotiated prospective pricing. In the event such vendors are not able to comply with their obligations under the agreements and we are required to seek alternative suppliers, we may incur increased costs of supplies.

Dietary supplies, to a much greater extent than Housekeeping supplies, are impacted by commodity pricing factors, including the impact of tariffs, which in many cases are unpredictable and outside of our control. Price increases for food staples used throughout our Dietary operations, such as eggs, resulted in increased costs during 2022. We seek to pass on to customers such increased costs but sometimes we are unable to do so. Even when we are able to pass on such costs to our customers, from time to time, sporadic unanticipated increases in the costs of certain supply items due to market or economic conditions may result in a timing delay in passing on such increases to our customers. This type of spike and unanticipated increase in Dietary supplies costs could adversely affect Dietary's operating performance, and the adverse effect could be greater if we are delayed in passing on such additional costs to our customers (e.g., where we may not be able to pass such increase on to our customers until the time of our next scheduled service billing review). We seek to mitigate the impact of an unanticipated increase in such supplies' costs through consolidation of vendors, which increases our ability to obtain more favorable pricing.

Our cost of labor may be influenced by factors in certain market areas or changes in the respective collective bargaining agreements to which we are a party. A substantial number of our employees are hourly employees whose wage rates are affected by increases in the federal or state minimum wage rates, wage inflation or local job market adjustments. As collective bargaining agreements are renegotiated, we may need to increase the wages paid to bargaining unit employees covered by such collective bargaining agreements. Although we have contractual rights to pass union and minimum wage increases through to our customers, we do not have a contractual right to automatically pass through all wage rate increases resulting from wage rate inflation or local job market adjustments, and we may be delayed in doing so. Our delay in, or inability to pass such wage increases through to our customers could have a material adverse effect on our financial condition, results of operations, and cash flows.

***Changes in interest rates and changes in financial market conditions may result in fluctuating and even negative returns in our investments, and could increase the cost of the borrowings under our borrowing agreements.***

Although management believes we have a prudent investment policy, we are exposed to fluctuations in interest rates and in the market value of our investment portfolio which could adversely impact our financial condition and results of operations. Our marketable securities consist of municipal bonds. Although there can be no assurance, we believe that our investment criteria requirements, which include diversification among issuers of bonds, regarding credit ratings and monitoring of our investments' duration periods, reduce our exposure to investment losses. Increases in market interest rates could adversely affect our payment obligations with respect to our variable-rate line of credit and adversely affect our liquidity and earnings. In addition, the Company relies on its portfolio of marketable securities for balance sheet support, and the value of the portfolio can be materially affected by declines in market prices.

***Investor and market expectations regarding our financial performance rely greatly on execution of our growth strategy and related increases in financial performance.***

The historical performance of our common stock, $0.01 par value (the "Common Stock"), reflects market expectations for our future operating results. Our business strategy focuses on growth and improving profitability through obtaining service agreements with new customers, providing new services to existing customers, obtaining modest price increases on service agreements with customers and maintaining internal cost reduction strategies at our various operational levels. If we are unable to continue either historical customer revenue and profitability growth rates or projected improvement, our operating performance may be adversely affected and the expectations for our market performance may not be met. Any failure to meet the market's expectations for our revenue and operating results may have an adverse effect on the market price of our Common Stock.

## Risks Related to Customers and Distributors

***We provide services to several customers which contribute significantly, on an individual as well as an aggregate basis, to our total revenues.***

Genesis contributed 10.0%, 10.8% and 14.7% of our total consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Genesis commenced a restructuring effort in 2020 that continued in 2022. As part of Genesis' restructuring effort, during 2021, the Company and Genesis reached an agreement in principle to modify pricing through December 2021 (at which time the original pricing terms resumed) and payment terms through December 2022, at which point the original payment terms would resume. The agreement was executed in 2022. Genesis remains largely compliant with the terms of the agreement as the parties continue discussions regarding a long-term contract structure. As of December 31, 2022, the Company had outstanding accounts receivable and notes receivable of $36.2 million and $20.4 million, respectively, from Genesis. Although we expect to continue the relationship with Genesis, there can be no assurance thereof. Revenues generated from Genesis were included in both operating segments. Any extended discontinuance of revenues, or significant reduction, from this customer could, if not replaced, have a material impact on our operations. In addition, if Genesis fails to abide by current payment terms it could increase our accounts receivable balance and have a material adverse effect on our financial condition, results of operations, and cash flows. No other single customer or customer group represented more than 10% of consolidated revenues for the years ended December 31, 2022, 2021, and 2020.

***Our customers are concentrated in the healthcare industry, which is subject to changes in government regulation. Many of our customers rely on reimbursement from Medicare, Medicaid and other third-party payors. Rates from such payors may be altered or reduced, thus affecting our customers' results of operations and cash flows.***

We provide our services primarily to providers of long-term and post-acute care. We cannot predict what efforts, and to what extent, legislation and proposals to contain healthcare costs will ultimately impact our customers' revenues through reimbursement rate modifications. Congress has enacted a number of laws during the past decade that have significantly altered, and may continue to alter, overall government reimbursement for nursing home services and the long-term care industry. Because many of our customers' revenues are highly reliant on Medicare, Medicaid and other third-party payors' reimbursement funding rates and mechanisms, the overall effect of these laws and trends in the long-term care industry have affected and could adversely affect our customers' cash flows, and their ability to make payments to us on agreed upon payment terms. These factors, in addition to delays in payments from customers have resulted in, and could continue to result in, significant additional bad debts.

***The Company has substantial investment in the creditworthiness and financial condition of our customers.***

The largest current asset on our balance sheet is the accounts and notes receivable balance from our customers. We grant credit to substantially all of our customers. Deterioration in the financial condition of a significant component of our customer base could hinder our ability to collect amounts due from our customers. Potential causes of such declines include national or local economic downturns, COVID-19's impact on census and operating costs, customers' dependence on continued Medicare and Medicaid funding and the impact of additional regulatory actions and/or insufficient funding.

We have sometimes extended the period of payment for certain customers beyond contractual terms. Such customers include those who have terminated service agreements and slow payers experiencing financial difficulties. In order to provide for such collection issues and the general risk associated with the granting of credit terms, we have recorded bad debt provisions (in an Allowance for Doubtful Accounts) of $32.0 million for the year ended December 31, 2022 as compared to $10.5 million and $9.6 million for the years ended December 31, 2021 and 2020, respectively. In making our credit evaluations, in addition to analyzing and anticipating, where possible, the specific cases described above, we consider the general collection risk associated with trends in the long-term care industry. We establish credit limits through our payment terms, perform ongoing credit evaluations and monitor accounts to minimize the risk of credit loss. Despite our efforts to minimize credit risk exposure, customers could be adversely affected if future industry trends change in such a manner as to negatively impact their cash flows. If our customers experience a negative impact on their cash flows, it could have a material adverse effect on our financial condition, results of operations, and cash flows.

***A significant majority of our customer base are multi-facility management groups and independent facility operators who lease the buildings in which they operate and may experience risks relating to their leases including termination, escalators, extensions and special charges.***

The creditworthiness of our existing customers, and potential customers, is impacted by their ability to maintain positive relationships with their respective landlords. Any loss or deterioration in the relationship between our customers and their respective landlords may adversely affect their financial condition and ability to make payments on their service agreement with us on agreed upon terms. Any failure by our customers to make rent payments or comply with the provisions of their lease terms could result in the termination of such lease agreements. In such cases, our customers may lose their ability to continue conducting operations and as a result terminate their service agreements with us.

***For the year ended December 31, 2022, one distributor distributed more than 50% of our food and non-food dining supplies, and if our relationship or their business were to be disrupted, we could experience disruptions to our operations and cost structure.***

Although we negotiate the pricing and other terms for the majority of our purchases of food and dining supplies directly with national manufacturers, we procure these products and other items through Sysco Corporation ("Sysco"). Sysco, is responsible for tracking our orders and delivering products to our specific locations. If our relationship with, or the business of, Sysco were to be disrupted, we would have to arrange alternative distributors and our operations and cost structure could be adversely affected.

## Risks Related to Operating Our Business

***We have a Paid Loss Retrospective Insurance Plan for general liability and workers' compensation insurance.***

We carry a high deductible general liability and workers' compensation program and therefore retain a substantial portion of the risk associated with the possible losses under such programs. Under our insurance plans for general liability and workers' compensation, predetermined loss limits are arranged with our insurance company to limit both our per occurrence cash outlay and annual insurance plan cost. We regularly evaluate our claims pay-out experience and other factors related to the nature of specific claims in arriving at the basis for our accrued insurance claims estimate. Our evaluation is based primarily on current information derived from reviewing our claims experience and industry trends. In the event that our known claims experience and/or industry trends result in an unfavorable change in initial estimates of costs to settle such claims resulting from, among other factors, the severity levels of reported claims and medical cost inflation, it would have an adverse effect on our consolidated results of operations, financial condition and cash flows. Although we engage third-party experts to assist us in estimating appropriate reserves, the determination of the required reserves is dependent upon significant actuarial judgments. Changes in our insurance reserves as a result of our periodic evaluation of the related liabilities may cause significant fluctuations in our operating results.

***We primarily provide our services pursuant to agreements which have a one year term, cancellable by either party upon 30 to 90 days' notice after an initial 60 to 120 day service agreement period.***

We typically do not enter into long-term contractual agreements with our customers for the rendering of our services. Our agreements with customers typically provide for a renewable one year service term, cancellable by either party upon 30 to 90 days' notice after an initial period of 60 to 120 days. Consequently, our customers can often unilaterally decrease the amount of services we provide or terminate all services pursuant to the terms of our service agreements. Although we have historically had a favorable customer retention rate and expect to continue to maintain satisfactory relationships with our customers, in the event the Company were to lose a significant number of customers, such loss could in the aggregate materially adversely affect our consolidated results of operations and financial position.

***The Company's business success depends on the management experience of our key personnel.***

We manage and provide our services through a network of management personnel, from on-site facility managers to our executive officers. Therefore, we believe that our ability to recruit and sustain the internal development of managerial personnel is an important factor impacting future operating results and our ability to successfully execute projected growth strategies. Our professional management personnel are the key personnel in maintaining current and selling additional services to existing customers and obtaining new customers.

***Any perceived or real health risks related to the food industry could adversely affect our Dietary segment.***

We are subject to risks affecting the food industry generally including food spoilage and food contamination. Products we purchase and utilize in production are susceptible to contamination by disease-producing organisms, or pathogens, such as listeria monocytogenes, salmonella, campylobacter, hepatitis A, trichinosis and generic E. coli. Because these pathogens are generally found in the environment, there is a risk that these pathogens could be introduced to our products as a result of improper handling at the manufacturing, processing or food service level. Our suppliers' manufacturing facilities and products are subject to extensive laws and regulations relating to health, food preparation, sanitation and safety standards. Difficulties or failures by these companies in obtaining any required licenses or approvals or otherwise complying with such laws and regulations could disrupt their operations which could adversely affect our operations. Furthermore, there can be no assurance that compliance with governmental regulations by our suppliers will eliminate the risks related to food safety. To the extent there is an outbreak of food related illness in any of our customer facilities, it could materially harm our business, results of operations and financial condition.

Additionally, the Company may be subject to liability if the consumption of our food products causes injury, illness or death. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused injury or illness could adversely affect our reputation.

***Failure to maintain effective internal control over financial reporting could have a material adverse effect on our ability to report our financial results on a timely and accurate basis.***

Failure to maintain appropriate and effective internal controls over our financial reporting could result in misstatements in our financial statements and potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, and could cause us to delay the filing of required reports with the SEC and our reporting of financial results. Any of these events could result in a decline in the market price of our Common Stock. Although we have taken steps to maintain our internal control structure as required, we cannot guarantee that a control deficiency will not result in a misstatement in the future.

***Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.***

Shareholders may, from time to time, engage in proxy solicitations or advance shareholder proposals, or otherwise attempt to effect changes and assert influence on our Board of Directors and management. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our Board of Directors could have an adverse effect on our operating results and financial condition. A proxy contest would require us to incur significant legal and advisory fees, proxy solicitation expenses and administrative and associated costs and require significant time and attention by our Board of Directors and management, diverting their attention from the pursuit of our business strategy. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our Board of Directors or senior management team arising from a proxy contest could lead to the perception of a change in the direction of our business or instability which may result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. If individuals are ultimately elected to our Board of Directors with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our shareholders. We may choose to initiate, or may become subject to, litigation as a result of a proxy contest or matters arising from a proxy contest, which would serve as a further distraction to our Board of Directors and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

## Risks Related to Governmental and Regulatory Changes

***Changes to federal healthcare legislation may adversely affect our operating costs and results of operations.***

Continued changes to the health insurance industry and its obligations on employers could impact our operating costs. Any requirements to provide additional benefits to our employees or the payment of penalties if such benefits are not provided, would increase our expenses. If we are unable to pass-through these charges to our customers to cover these expenses, such increases could adversely impact our operating costs and our results of operations.

In addition, often new regulations result in additional reporting requirements for businesses. These and other requirements could result in increased costs, expanded liability exposure, and other changes in the way we provide healthcare insurance and other benefits to our employees.

***States in which our customers are located could experience significant budget deficits and such deficits may result in reduction of reimbursements to nursing homes.***

States in which our customers are located could have budget deficits as a result of lower than projected revenue collections and increased demand for the funding of entitlements. As a result of these and other adverse economic factors, state Medicaid programs have and may revise reimbursement structures for nursing home services. Any disruption or delay in the distribution of Medicaid and related payments to our customers will adversely affect their cash flows and impact their ability to pay us as agreed upon for the services provided.

***Governmental regulations related to labor, employment, immigration and health and safety could adversely impact our results of operations and financial condition.***

Our business is subject to various federal, state, and local laws and regulations in areas such as labor, employment, immigration, and health and safety. These laws frequently evolve through case law, legislative changes and changes in regulatory interpretation, implementation and enforcement. Our policies and procedures and compliance programs are subject to adjustments in response to these changing regulatory and enforcement environments, which could increase our cost of services provided. Although we have contractual rights to pass through cost increases we incur to our customers due to regulatory changes, our delay in, or inability to pass such costs through to our customers, could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, if we fail to comply with applicable laws, we may be subject to lawsuits, investigations, criminal sanctions or civil remedies, including fines, penalties, damages, reimbursements, or injunctions. Also, our customers' facilities are subject to periodic inspection by federal, state, and local authorities for compliance with state and local departments of health requirements. Expenses resulting from failed inspections of the departments that we service could result in our customers being fined and seeking recovery from us, which could also adversely impact our financial condition, results of operations, and cash flows.

***Federal, state and local tax rules can adversely impact our results of operations and financial position.***

We are subject to federal, state and local taxes in the United States. Significant judgment is required in determining the provision for income taxes. We believe our income tax estimates are reasonable, but such estimates assume no changes in current tax rates. In addition, if the Internal Revenue Service or other taxing authority disagrees on a tax position we have taken and upon final adjudication we are required to change such position, we could incur additional tax liability, including interest and penalties. Such costs and expenses could have a material adverse impact on our financial condition, results of operations, and cash flows. Additionally, the taxability of our services is subject to various interpretations within the taxing jurisdictions in which we operate. Consequently, in the ordinary course of business, a jurisdiction may contest our reporting positions with respect to the application of its tax code to our services. A conflicting position taken by a state or local taxation authority on the taxability of our services could result in additional tax liabilities and could negatively impact our competitive position in that jurisdiction. If we fail to comply with applicable tax laws and regulations, we could suffer civil or criminal penalties in addition to the delinquent tax assessment. In the taxing jurisdictions where our services have been determined to be subject to tax, the jurisdiction may increase the tax rate assessed on such services. We seek to pass-through to our customers such tax increases. In the event we are not able to pass-through any portion of the tax increase, our results of operations, financial condition and cash flows could be adversely impacted.

***Our business and financial results could be adversely affected by unfavorable results of material litigation or governmental inquiries.***

We are currently involved in pending civil litigation and government inquiries which arise in the ordinary course of business. These matters relate to, among other things, general liability, payroll or employee-related matters. Legal actions could result in substantial monetary damages and expenses and may adversely affect our reputation and business status with our customers, whether or not we are ultimately determined to be liable. The outcome of litigation, particularly class action and collective action lawsuits and regulatory actions, is difficult to assess or quantify. The plaintiffs in these types of actions may seek recovery of very large or indeterminate amounts, and estimates may remain unknown for substantial periods of time.

While the Company is vigorously defending against all litigation claims asserted, litigation could result in substantial costs to the Company and a diversion of the Company's management's attention and resources, which could harm its business. In addition, the uncertainty of pending lawsuits or potential filing of additional lawsuits could lead to more volatility and a reduction in the Company's stock price.

We assess contingencies to determine the degree of probability and range of possible loss for potential accrual in our financial statements. We would accrue an estimated loss contingency in our financial statements if it were probable that a liability had been incurred and the amount of the loss could be reasonably estimated. Due to the unpredictable nature of litigation, assessing contingencies is highly subjective and requires judgments about future events. The amount of actual losses may differ from our current assessment. As a result of the costs and expenses of defending ourselves against lawsuits or claims, and risks and consequences of legal actions, regardless of merit, our results of operations and financial position could be adversely affected or cause variability in our results compared to expectations.

**Risks Related to Cybersecurity and Data Privacy**

***Cyber-attacks and breaches could cause operational disruptions, fraud or theft of sensitive information.***

Aspects of our operations are reliant upon internet-based activities, such as ordering supplies and back-office functions such as accounting and transaction processing, making and accepting payments, processing payroll and other administrative functions. A significant disruption or failure of our information technology systems may have a significant impact on our operations, potentially resulting in service interruptions, security violations, regulatory compliance failures and other operational difficulties. In addition, any attack perpetrated against our information systems including through a system failure, security breach or disruption by malware or other damage, could similarly impact our operations and result in loss or misuse of information, litigation and potential liability. Although we have taken steps intended to mitigate the risks presented by potential cyber incidents, it is not possible to protect against every potential power loss, telecommunications failure, cybersecurity attack or similar event that may arise. Moreover, the safeguards we use are subject to human implementation and maintenance and to other uncertainties. Any of these cyber incidents may result in a violation of applicable laws or regulations (including privacy and other laws), damage our reputation, cause a loss of customers and give rise to monetary fines and other penalties, which all could have an adverse effect on our financial condition, results of operations, and liquidity.

**Item 1B.   Unresolved Staff Comments.**

None.

**Item 2.   Properties.**

We lease our corporate offices, located at 3220 Tillman Drive, Suite 300, Bensalem, Pennsylvania 19020. We also lease office space at other locations in Colorado, Connecticut, Florida, New Jersey, South Carolina, Texas, and Virginia. The New Jersey office is the headquarters of HCSG Insurance Corp, our captive insurance company, as well as HCSG East, LLC, HCSG West, LLC, HCSG Central, LLC, HCSG Staff Leasing Solutions, LLC, HCSG Labor Supply, LLC, HCSG East Labor Supply, LLC, and HCSG Clinical Services, LLC. The other locations serve as divisional or regional offices providing management and administrative services to both of our operating segments in their respective geographical areas.

Management does not foresee any difficulties with regard to the continued utilization of these premises. We also believe that such properties are sufficient to support our current operations.

We own office furniture and equipment, housekeeping and laundry equipment, and vehicles. The office furniture, equipment and vehicles are primarily located at the corporate office, divisional and regional offices. We have housekeeping equipment at all customer facilities where we provide services under a full service housekeeping agreement. Generally, the aggregate cost of housekeeping equipment located at each customer facility is approximately $3,200. Additionally, we have laundry installations at certain customer facilities. We believe that such laundry equipment, office furniture and equipment, housekeeping equipment and vehicles are sufficient to support our current operations.

**Item 3.   Legal Proceedings.**

In the normal course of business, the Company is involved in various administrative and legal proceedings, including labor and employment, contracts, personal injury, and insurance matters.

At this time, the Company is unable to reasonably estimate possible losses or form a judgment that an unfavorable outcome is either probable, reasonably possible or remote with respect to certain pending litigation claims asserted.

In light of the uncertainties involved in such proceedings, the ultimate outcome of a particular matter could become material to the Company's results of operations for a particular period depending on, among other factors, the size of the loss or liability imposed and the level of the Company's operating income for that period.

**Item 4.   Mine Safety Disclosures.**

Not applicable.

**PART II**

**Item 5.    Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market Information**

The Company's Common Stock is traded under the symbol "HCSG" on the Nasdaq Global Select Market. As of February 15, 2023, there were approximately 74.4 million shares of our Common Stock outstanding.

**Holders**

As of February 15, 2023, we had approximately 400 holders of record of our Common Stock. This does not include persons who hold our Common Stock in nominee or "street name" accounts through brokers or banks.

**Securities Authorized for Issuance Under Equity Compensation Plans**

The following table sets forth the Company's equity compensation plans, on an aggregated basis, the number of shares of our Common Stock subject to outstanding stock awards, the weighted-average exercise price of stock awards, and the number of shares remaining available for future award grants as of December 31, 2022.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Issued and not Exercised) |
|---|---|---|---|
| | (in thousands, except per share amounts) | | |
| Equity compensation plans approved by security holders | 3,295 [1] | $ 31.56 | 3,555 [2] |
| Total | 3,295 | $ 31.56 | 3,555 |

1. Represents shares of Common Stock issuable upon exercise of outstanding stock awards granted under the 2020 Omnibus Incentive Plan (the "2020 Plan") and carryover shares from pre-existing equity plans.
2. Includes stock awards to purchase 1.4 million shares available for future grant under the 2020 Plan, 1.9 million shares available for issuance under the Company's 1999 Employee Stock Purchase Plan as amended (the "1999 Plan") and 0.3 million shares available for issuance under the Company's Amended and Restated Deferred Compensation Plan (the "Deferred Compensation Plan"). Treasury shares may be issued under the 1999 Plan and the Deferred Compensation Plan.

**Performance Graph**

The following graph matches the Company's cumulative five-year total shareholder return on Common Stock with the cumulative total returns of the NASDAQ Composite index, the S&P Midcap 400 Index, and the Russell 2000 index. The Company has included the S&P Midcap 400 Index due to certain equity awards granted by the Company being benchmarked against this index. The graph tracks the performance of a $100 investment in our Common Stock and in each index (with the reinvestment of all dividends) from December 31, 2017 to December 31, 2022. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

We have not defined a peer group based on either industry classification or financial characteristics. We believe the Company is unique in its service offerings and customer base, and among its closest industry peers, it is unique in size and financial profile. As such, we opted to utilize the Russell 2000 index to compare the Company performance to issuers with similar market capitalization.

**Comparison of 5 Year Cumulative Total Return\***

Among Healthcare Services Group, Inc., the Russell 2000 Index, the NASDAQ Composite Index, and the S&P Midcap 400 Index.



\*$100 invested on December 31, 2017 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

| Company / Index | | December 31, | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2017 | | 2018 | | 2019 | | 2020 | | 2021 | | 2022 |
| Healthcare Services Group, Inc. | $ | 100.00 | $ | 77.61 | $ | 48.32 | $ | 57.76 | $ | 37.81 | $ | 26.97 |
| Russell 2000 | $ | 100.00 | $ | 88.99 | $ | 111.70 | $ | 134.00 | $ | 153.85 | $ | 122.41 |
| NASDAQ Composite | $ | 100.00 | $ | 97.16 | $ | 132.81 | $ | 197.47 | $ | 235.15 | $ | 158.65 |
| S&P Midcap 400 | $ | 100.00 | $ | 88.92 | $ | 112.21 | $ | 127.54 | $ | 159.12 | $ | 138.34 |

**Unregistered Sales of Equity Securities and Use of Proceeds**

None.

**Repurchases of Equity Securities**

On March 12, 2021, the Company's Board of Directors authorized and the Company entered into a 10b5-1 plan (the "Plan"). The Plan was adopted under the safe harbor provided by Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to assist the Company in implementing its share repurchase plans. As all shares authorized for repurchase under the Plan were repurchased during 2021, no repurchases under the Plan were made during the year ended December 31, 2022.

**Dividends**

For a description of the Company's dividend policy please see the section entitled "Financing Activities" in Part II, Item 7 of this report on Form 10-K.

**Item 6.  Reserved.**

**Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations.**

*You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with our Consolidated Financial Statements and the related notes to those statements included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this report on Form 10-K. We are on a calendar year end, and except where otherwise indicated, "2022" refers to the year ended December 31, 2022, and "2021" refers to the year ended December 31, 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.*

**Results of Operations**

The following discussion is intended to provide the reader with information that will be helpful in understanding our financial statements, including the changes in certain key items when comparing financial statements period to period. We also intend to provide the primary factors that accounted for those changes, as well as a summary of how certain accounting principles affect our financial statements. In addition, we are providing information about the financial results of our two operating segments to further assist in understanding how these segments and their results affect our consolidated results of operations. This discussion should be read in conjunction with our consolidated financial statements as of December 31, 2022 and for the year then ended and the notes accompanying those financial statements.

*COVID-19 Considerations*

While the crisis brought on by the COVID-19 pandemic has begun to show signs of abatement (e.g., new case rates remain below prior highs, the mortality rate remains low, and the Centers for Disease Control have relaxed masking requirements within healthcare facilities), our clients, who have been at the epicenter of the COVID-19 pandemic since its outset, must continue to dedicate significant financial and other resources to protect their residents, employees and visitors. Moreover, we, our clients, vendors and business partners remain challenged by the lingering effects of the COVID-19 pandemic and the global economic crisis that has resulted from it. Significant supply chain disruption, inflation, labor shortages and unprecedented wage growth remain, and nursing home occupancy levels, while increasing from the lowest point in 2020, are still well below the national average target to support a robust recovery of the healthcare sector. All the while, nursing home workforce participation is at the lowest levels in decades and is the slowest segment in the health care sector to recover toward pre-pandemic levels.

For additional information on risk factors related to the pandemic or other risks that could impact our results, please refer to "Risk Factors" in Part I, Item 1A of this Form 10-K.

*Overview*

We provide management, administrative and operating expertise and services to the housekeeping, laundry, linen, facility maintenance and dietary service departments of healthcare facilities, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States. We believe we are the largest provider of housekeeping and laundry management services to the long-term care industry in the United States, rendering such services to approximately 2,600 facilities throughout the continental United States as of December 31, 2022.

We provide services primarily pursuant to full service agreements with our customers. Under such agreements, we are responsible for the day-to-day management of the employees located at our customers' facilities, as well as for the provision of certain supplies. We also provide services on the basis of management-only agreements for a limited number of customers. Under a management-only agreement, we provide management and supervisory services while the customer facility retains payroll responsibility for the non-supervisory staff. In certain management-only agreements, the Company maintains responsibility for purchasing supplies. Our agreements with customers typically provide for a renewable one year service term, cancellable by either party upon 30 to 90 days' notice after an initial period of 60 to 120 days.

We are organized into two reportable segments: housekeeping, laundry, linen and other services ("Housekeeping"), and dietary department services ("Dietary").

Housekeeping consists of managing our customers' housekeeping departments, which are principally responsible for the cleaning, disinfecting and sanitizing of resident rooms and common areas of the customers' facilities, as well as the laundering and processing of the bed linens, uniforms, resident personal clothing and other assorted linen items utilized at the customers' facilities. Upon beginning service with a customer facility, we typically hire and train the employees previously employed by such facility and assign an on-site manager to supervise the front-line personnel and coordinate housekeeping services with other facility support functions in accordance with customer requests. Such management personnel also oversee the execution of various cost and quality control procedures including continuous training and employee evaluation. On-site management is responsible for all daily housekeeping department activities, with regular support provided by a District Manager specializing in such services.

Dietary consists of managing our customers' dietary departments, which are principally responsible for food purchasing, meal preparation and professional dietitian services, which include the development of menus that meet the dietary needs of residents. On-site management is responsible for all daily dietary department activities, with regular support provided by a District Manager specializing in dietary services. We also offer clinical consulting services to our dietary customers, which may be provided as a stand-alone service or be bundled with other dietary department services. Upon beginning service with a customer facility, we typically hire and train the employees previously employed by such facility and assign an on-site manager to supervise the front-line personnel and coordinate dietitian services with other facility support functions in accordance with customer requests. Such management personnel also oversee the execution of various cost and quality control procedures including continuous training and employee evaluation.

At December 31, 2022, Housekeeping services were provided at approximately 2,600 customer facilities, generating approximately 47.1% or $795.7 million of our consolidated revenues for the year ended December 31, 2022. Dietary services were provided to approximately 1,700 customer facilities at December 31, 2022 and contributed approximately 52.9% or $894.5 million of our consolidated revenues for the year ended December 31, 2022.

Our workers' compensation, general liability and certain employee health and welfare insurance programs are provided by HCSG Insurance Corp. ("HCSG Insurance" or the "Captive"), our wholly-owned captive insurance subsidiary. HCSG Insurance provides the Company with greater flexibility and cost efficiency in meeting our insurance needs. HCSG Insurance provides workers' compensation, general liability and other insurance coverages to such entities with respect to such transitioned workforce, such entities provide housekeeping, laundry and dietary services as a subcontracted provider to the Company, and the Company provides strategic customer-service management and administrative support services to such entities.

Our ability to acquire new customers, retain existing customers and increase revenues are affected by many factors. Competitive factors consist primarily of competing with potential customers' use of in-house support staff, as well as a number of firms which compete with us in the regional and national markets in which we conduct business. We believe the primary revenue drivers of our business are our ability to obtain new customers and to provide additional services to existing customers. In addition, although there can be no assurance, we seek to pass through, by means of service billing increases, increases in our cost of providing the services, while also aiming to obtain modest annual revenue increases from our existing customers to attain desired profit margins at the facility level. The primary economic factor in acquiring new customers is our ability to demonstrate the cost-effectiveness of our services, because many of our customers' revenues are generally highly reliant on Medicare and Medicaid reimbursements. Therefore, our customers' economic decision-making is driven significantly by their reimbursement funding rate structure and the financial impact on their reimbursement as a result of engaging us for the respective services. The primary operational factor is our ability to demonstrate to potential customers the benefits of being relieved of the administrative and operational challenges related to the day-to-day management of their housekeeping and dietary operations. In addition, we must be able to assure new customers that we can improve the quality of service that they are providing to their residents. We believe the factors discussed above are equally applicable to each of our segments with respect to acquiring new customers and increasing revenues.

When evaluating financial performance, we consider the ratio of certain financial items to consolidated revenues. The table below summarizes those metrics for 2022, 2021 and 2020:

| | Relation to Consolidated Revenues Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Revenues | 100.0 % | 100.0 % | 100.0 % |
| Operating costs and expenses: | | | |
| Costs of services provided | 88.5 % | 86.2 % | 84.8 % |
| Selling, general and administrative expense excluding change in deferred compensation liability | 8.8 % | 10.1 % | 8.0 % |
| (Loss) gain on deferred compensation plan | (0.5)% | 0.4 % | 0.6 % |
| Selling, general and administrative expense | 8.3 % | 10.5 % | 8.6 % |
| Other (expense) income: | | | |
| Investment and other (expense) income, net | (0.3)% | 0.6 % | 0.8 % |
| Interest expense | (0.2)% | (0.1)% | (0.1)% |
| Income before income taxes | 2.7 % | 3.8 % | 7.3 % |
| Income tax | 0.6 % | 1.0 % | 1.7 % |
| Net income | 2.1 % | 2.8 % | 5.6 % |

Our costs of services can vary and may impact our operating performance. We review two primary indicators (costs of labor and costs of supplies as percentages of segment revenues) to monitor and manage such costs. The variability of these costs may impact each segment differently, as Housekeeping is more significantly impacted by costs of labor than Dietary. Labor costs accounted for approximately 81.4% of Housekeeping revenues in 2022. Dietary labor costs accounted for approximately 61.5% of Dietary revenues in 2022. Changes in wage rates as a result of legislative or collective bargaining actions, market factors, adjustments to staffing levels, and other variations in our use of labor or managing labor costs can result in variability of these costs. Housekeeping supplies, including linen products, accounted for approximately 6.8% of Housekeeping revenues in 2022. In contrast, supplies consumed in performing our Dietary services accounted for approximately 32.0% of Dietary revenues. Generally, fluctuations in these expenses are influenced by factors outside of our control and are unpredictable. Housekeeping and Dietary supplies are principally commodity products and are affected by market conditions specific to the respective products. Our consolidated costs of services increased 5.7% for the year ended December 31, 2022 as compared to 2021 due to increased labor and product costs driven by economic factors and elevated bad debt due to the aging of receivables and the result of a change in the credit risk profile of one operating group that entered into receivership during the year. Such increases were offset by a $9.8 million adjustment to our self-insurance reserves based on our updated actuarial estimates for projected incurred losses on past claims. Such estimates declined in 2022 due to favorable claim experience and loss mitigation efforts.

Our customers are concentrated in the healthcare industry and are primarily providers of long-term care. Many of our customers' revenues are highly reliant on Medicare, Medicaid and third-party payors' reimbursement funding rates. Legislation can significantly alter overall government reimbursement for nursing home services and such changes, as well as other trends in the long-term care industry, have affected and could adversely affect our customers' cash flows, resulting in their inability to make payments to us in accordance with agreed-upon payment terms. The climate of legislative uncertainty has posed, and will continue to pose, both risks and opportunities for us: the risks are related to our customers' cash flows and solvency, while the opportunities are related to our ability to offer our customers cost stability and efficiencies.

### Years Ended December 31, 2022 and 2021

The following table summarizes the income statement key components that we use to evaluate our financial performance on a consolidated and reportable segment basis, for the years ended December 31, 2022 and 2021. The differences between the reportable segments' operating results and other disclosed data and our consolidated financial results relate primarily to corporate level transactions and adjustments related to transactions recorded at the reportable segment level which use methods other than generally accepted accounting principles.

| | | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- | --- |
| | | 2022 | | 2021 | % Change |
| | | (in thousands) | | | |
| **Revenues** | | | | | |
| Housekeeping | $ | 795,687 | $ | 821,329 | (3.1)% |
| Dietary | | 894,489 | | 820,630 | 9.0 % |
| Consolidated | $ | 1,690,176 | $ | 1,641,959 | 2.9 % |
| | | | | | |
| **Costs of services provided** | | | | | |
| Housekeeping | $ | 722,591 | $ | 741,949 | (2.6)% |
| Dietary | | 865,424 | | 774,872 | 11.7 % |
| Corporate and eliminations | | (91,679) | | (101,739) | (9.9)% |
| Consolidated | $ | 1,496,336 | $ | 1,415,082 | 5.7 % |
| | | | | | |
| **Selling, general and administrative expense** | | | | | |
| Corporate and eliminations | $ | 140,344 | $ | 173,108 | (18.9)% |
| | | | | | |
| **Investment and other income, net** | | | | | |
| Corporate | $ | (5,427) | $ | 9,439 | (157.5)% |
| | | | | | |
| **Interest expense** | | | | | |
| Corporate | $ | (2,987) | $ | (1,385) | 115.7 % |
| | | | | | |
| **Income (loss) before income taxes** | | | | | |
| Housekeeping | $ | 73,096 | $ | 79,380 | (7.9)% |
| Dietary | | 29,065 | | 45,758 | (36.5)% |
| Corporate and eliminations | | (57,079) | | (63,315) | (9.8)% |
| Consolidated | $ | 45,082 | $ | 61,823 | (27.1)% |
| | | | | | |
| **Income taxes** | | | | | |
| Corporate | $ | 10,452 | $ | 15,960 | (34.5)% |

Revenues

*Consolidated*

Consolidated revenues increased 2.9% to $1.7 billion for the year ended December 31, 2022 compared to the corresponding period in 2021 as a result of the factors discussed below under Reportable Segments.

*Reportable Segments*

Housekeeping revenues decreased 3.1% while Dietary revenues increased 9.0% during the year ended December 31, 2022 compared to the corresponding period in 2021. Housekeeping revenues declined due to fewer facilities serviced, while Dietary revenue increased primarily due to negotiated price increases with customers, dining facility additions and growth through a prior year acquisition. Additionally, during the year ended December 31, 2022, the Company modified its service agreement with one operator which resulted in the recognition of a $10.0 million reduction to revenues. Such reduction reduced Housekeeping revenues by $2.3 million and Dietary revenues by $7.7 million.

Revenue for the year ended December 31, 2022 included $1.4 million of COVID-19 supplemental billings, as compared to $5.7 million of COVID-19 supplemental billings for the year ended December 31, 2021, primarily related to employee pay premiums passed through to customers.

Costs of services provided

*Consolidated*

Consolidated costs of services provided increased 5.7% to $1.5 billion for the year ended December 31, 2022 compared to the corresponding period in 2021.

The following table provides a comparison of key indicators we consider when managing the consolidated costs of services provided:

| Consolidated Revenue | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | Change |
| Bad debt provision | 1.9% | 0.6% | 1.3% |
| Self-insurance costs | 1.9% | 3.0% | (1.1)% |

The increase to bad debt provision includes a change in the credit risk profile of one customer that entered into receivership during 2022. The impact of such receivership resulted in an approximate $7.1 million increase to our bad debt provision. In addition, bad debt provision increased due to the increase in outstanding accounts receivable and aged receivables during the year ended December 31, 2022.

The decrease in our self-insurance costs as a percentage of consolidated revenue was primarily impacted by a favorable $9.8 million adjustment to our self-insurance liability during 2022 after considering our updated actuarial estimates for projected incurred losses on past claims. Such estimates declined in 2022 due to favorable claim experience and loss mitigation efforts.

*Reportable Segments*

Costs of services provided for Housekeeping, as a percentage of Housekeeping revenues, increased to 90.8% for the year ended December 31, 2022 from 90.3% in the corresponding period in 2021. Costs of services provided for Dietary, as a percentage of Dietary revenues, increased to 96.8% for the year ended December 31, 2022 from 94.4% in the corresponding period in 2021.

The following table provides a comparison of the key indicators we consider when managing costs of services provided at the segment level, as a percentage of the respective segment's revenues:

| | Year Ended December 31, | | |
|---|---|---|---|
| **Costs of Services Provided - Key Indicators as a % of Segment Revenue** | **2022** | **2021** | **Change** |
| Housekeeping labor and other labor-related costs | 81.4% | 80.9% | 0.5% |
| Housekeeping supplies | 6.8% | 6.5% | 0.3% |
| Dietary labor and other labor-related costs | 61.5% | 64.0% | (2.5)% |
| Dietary supplies | 32.0% | 27.9% | 4.1% |

Variations within these key indicators relate to the provision of services at new facilities and changes in the mix of customers for whom we provide supplies or do not provide supplies. Management focuses on building efficiencies and managing labor and other costs at the facility level, as well as managing supply chain costs, for new and existing facilities. The increase in dietary supplies spend as a percentage of dietary revenues was driven by increases to our menu costs, which are dependent on commodity pricing factors, during 2022.

Consolidated Selling, General and Administrative Expense

Included in selling, general and administrative expense are gains and losses associated with changes in the value of investments under our deferred compensation liability. These investments represent the amounts held on behalf of the participating employees as changes in the value of these investments affect the amount of our deferred compensation liability. Losses on the plan investments during the year ended December 31, 2022 decreased our total selling, general and administrative expense for the period whereas gains on plan investments during the year ended 2021 increased our total selling, general and administrative expense.

Excluding the change in the deferred compensation plan described above, consolidated selling, general and administrative expense decreased $16.9 million or 10.2% for the year ended December 31, 2022 compared to the corresponding period in 2021. The decrease was primarily driven by decreases in legal and professional fees in 2022 compared to the comparable period due to the resolution of the previously disclosed SEC legal matter in 2021.

The table below summarizes the changes in these components of selling, general and administrative expense:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2022** | **2021** | **$ Change** | **% Change** |
| | **(dollar amounts in thousands)** | | | |
| Selling, general and administrative expense excluding change in deferred compensation liability | $ 149,522 | $ 166,432 | $ (16,910) | (10.2)% |
| (Loss) gain on deferred compensation plan | (9,178) | 6,676 | (15,854) | (237.5)% |
| Selling, general and administrative expense | $ 140,344 | $ 173,108 | $ (32,764) | (18.9)% |

Consolidated Investment and Interest Income, net

Investment and other income decreased to an expense of $5.4 million for the year ended December 31, 2022 compared to income of $9.4 million for the corresponding 2021 period, primarily due to market fluctuations in the value of our trading security investments representing the funding for our deferred compensation plan.

Consolidated Interest Expense

Consolidated interest expense increased 115.7% to $3.0 million for the year ended December 31, 2022 compared to $1.4 million for the corresponding 2021 period, primarily due to higher balances outstanding on the Line of Credit throughout the year.

Consolidated Income Taxes

Our effective tax rate was 23.2% for the year ended December 31, 2022 compared to 25.8% in 2021. The decrease to our 2022 tax rate compared to the corresponding 2021 period was primarily impacted by the tax effect of our settlement with the SEC to resolve its investigation raising the effective tax rate in 2021.

**Critical Accounting Policies and Estimates**

The preparation of financial statements in accordance with accounting standards generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Financial reporting results rely on estimating the effects of matters that are inherently uncertain. An understanding of the policies discussed below is critical to the understanding of our financial statements because the application of these policies requires judgment. Specific risks for these critical accounting policies and estimates are described in the following paragraphs. For these estimates, we caution that future events do not always occur as forecasted, and the best estimates routinely require adjustment. Any such adjustments or revisions to estimates could result in material differences from previously reported amounts.

The policies discussed below are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP, with no need for our judgment in their application. There are also areas in which our judgment in selecting another available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which are included in this Annual Report on Form 10-K, which contain a discussion of our accounting policies and other disclosures required by U.S. GAAP.

*Allowance for Doubtful Accounts*

The allowance for doubtful accounts (the "Allowance") is established at the origination of an account or note receivable in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification subtopic 326 *Credit Losses - Measurement of Credit Losses on Financial Instruments* ("ASC 326"). ASC 326 was adopted by the Company prospectively as of January 1, 2020.

In adopting ASC 326, the Company replaced its previous incurred loss impairment model for estimating credit losses on accounts and notes receivables for its reporting of quarterly and annual financial results with an expected loss model prepared in accordance with ASC 326. While the incurred loss impairment model had the Company recognize credit losses when it was probable that a loss had been incurred, ASC 326 requires the Company to estimate the lifetime expected credit losses on such instruments and to record an allowance to offset the receivables. Accordingly, credit losses under ASC 326 are generally recognized earlier in the life cycle of a receivable than under the Company's previous incurred loss model.

The Allowance is evaluated quarterly based upon our financial models which consider historical collections experience, current market conditions, government funding of Medicare and Medicaid, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Portions of the Allowance are inherently more sensitive to fluctuations in management's assumptions than others, particularly any adjustments made to reflect reasonable and supportable economic forecasts. Such qualitative assessments would be expected to have a greater effect on aged accounts receivable and notes receivable as compared to current receivables. Due to the prospective nature of the Allowance under ASC 326, Management continues to review our portfolio of accounts and notes receivable and any estimate of credit losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

We have had varying collections experience with respect to our accounts and notes receivable. We have at times elected to extend the period of payment for certain customers beyond contractual terms. Such customers include those who have terminated service agreements and slow payers experiencing financial difficulties. In making credit evaluations, in addition to analyzing and anticipating, where possible, the specific cases described above, we consider customer-specific risks as well as the general collection risks associated with trends in the long-term care industry. We establish credit limits through our payment terms, perform ongoing credit evaluations, and monitor accounts to minimize the risk of loss.

Despite our efforts to minimize credit risk exposure, our customers could be adversely affected if future industry trends, as more fully discussed under "Liquidity and Capital Resources" below, and in this Annual Report on Form 10-K in Part I under "Government Regulation of Customers," "Service Agreements and Collections" and "Risk Factors" change in such a manner as to negatively impact the cash flows of our customers. If our customers experience a negative impact in their cash flows, it could have a material adverse effect on our results of operations and financial condition.

### *Accrued Insurance Claims*

We have a Paid Loss Retrospective Insurance Plan for general liability, workers' compensation insurance and other self-insurance programs, which comprise approximately 30.4% of our liabilities at December 31, 2022. Under our insurance plans predetermined loss limits are arranged with our insurance company to limit both our per occurrence cash outlay and annual insurance plan cost. Our accounting for this plan utilizes current valuations from a third party actuary, which include assumptions based on data such as historical claims and pay-out experience, demographic factors, industry trends, severity factors, and other actuarial calculations. In the event that our claims experience and/or industry trends result in an unfavorable change in our assumptions or outcomes, it would have an adverse effect on our results of operations and financial condition. Recently, our claims experiences have been favorable, as a result of our ongoing initiative to promote safety and accident prevention in the workplace, as well as proactive management of workers' compensation claims.

For general liability, workers' compensation and other self-insurance programs, we record both a reserve for the estimated future cost of claims and related expenses that have been reported but not settled, as well as an estimate of claims incurred but not reported. General liability and workers' compensation reserves for claims incurred but not reported are developed by a third party actuary through review of our historical data and open claims.

A summary of the changes in our total self-insurance liability is as follows:

| | **2022** | **2021** | **2020** |
|---|---|---|---|
| | **(in thousands)** | | |
| Accrued insurance claims - January 1, | $ 89,394 | $ 82,428 | $ 87,622 |
| Claim payments | (25,175) | (29,061) | (30,828) |
| Reserve accruals: | | | |
|    Current year accruals | 34,293 | 35,830 | 39,638 |
|    Changes to the provision for prior year claims | (9,805) | 197 | (14,004) |
| Change in accrued insurance claims | (687) | 6,966 | (5,194) |
| Accrued insurance claims - December 31, | $ 88,707 | $ 89,394 | $ 82,428 |

**Liquidity and Capital Resources**

At December 31, 2022, we had cash, cash equivalents and marketable securities of $121.5 million and working capital of $330.0 million, compared to December 31, 2021 cash, cash equivalents and marketable securities of $185.2 million and working capital of $355.3 million. Our current ratio was 2.8 to 1 at December 31, 2022 and 2.9 to 1 at December 31, 2021. Marketable securities represent fixed income investments that are highly liquid and can be readily purchased or sold through established markets. Such securities are held by HCSG Insurance to satisfy capital requirements of the state regulator related to captive insurance companies.

For the years ended December 31, 2022, 2021, and 2020 our cash flows were as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| | (in thousands) | | |
| Net cash (used in) provided by operating activities | $ (8,167) | $ 37,108 | $ 217,213 |
| Net cash provided by (used in) investing activities | $ 2,580 | $ (22,990) | $ (36,845) |
| Net cash used in financing activities | $ (38,928) | $ (82,654) | $ (68,367) |

*Operating Activities*

Our primary sources of cash from operating activities are the revenues generated from our Housekeeping and Dietary services. Our primary uses of cash from operating activities are the funding of our payroll and other personnel-related costs, as well as the costs of supplies used in providing our services. For the year ended December 31, 2022 cash flow from operations included a $11.2 million decrease in net income compared to 2021, a payment of $24.4 million for payroll taxes previously deferred under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), and a $78.7 million increase in outstanding accounts and notes receivable. Such activity, along with the timing of cash payments, are the primary drivers of the period-over-period changes in net cash provided by operating activities.

We have not changed our expectations on future cash flows from operating activities due to COVID-19. We anticipate that several of our customers may experience changes in their cash flows however we will continue to pursue collections in accordance with our service agreements.

*Investing Activities*

Our principal uses of cash for investing activities are the purchases of marketable securities and capital expenditures such as housekeeping and food service equipment, computer software and equipment, and furniture and fixtures (see "Capital Expenditures" below for additional information). Such uses of cash are offset by proceeds from sales of marketable securities.

Our investments in marketable securities are primarily comprised of tax-exempt municipal bonds and are intended to achieve our goal of preserving principal, maintaining adequate liquidity and maximizing returns subject to our investment guidelines. Our investment policy limits investment to certain types of instruments issued by institutions primarily with investment-grade ratings and places restrictions on concentration by type and issuer.

*Financing Activities*

The primary use of cash for financing activities is the payment of dividends. During 2022, we paid regular quarterly cash dividends to shareholders totaling $63.4 million as follows:

| | Quarter Ended | | | |
| | December 31, 2022 | September 30, 2022 | June 30, 2022 | March 31, 2022 |
| --- | --- | --- | --- | --- |
| | (amounts in thousands, except per share data) | | | |
| Cash dividend per common share | $ 0.21500 | $ 0.21375 | $ 0.21250 | $ 0.21125 |
| Total cash dividends paid | $ 15,984 | $ 15,890 | $ 15,796 | $ 15,703 |
| Record date | November 18, 2022 | August 19, 2022 | May 20, 2022 | February 25, 2022 |
| Payment date | December 22, 2022 | September 23, 2022 | June 24, 2022 | March 25, 2022 |

On February 14, 2023, our Board of Directors authorized the repurchase of up to 7.5 million outstanding shares and suspended the quarterly dividend issued on common stock as part of our overall capital rebalancing strategy. In connection with the establishment of our dividend policy, we adopted a Dividend Reinvestment Plan in 2003.

The primary source of cash from financing activities is the net borrowings under our bank line of credit. We borrow for general corporate purposes as needed throughout the year.

We remain authorized to repurchase 0.6 million shares of our Common Stock pursuant to previous Board of Directors' authorization. During the years ended December 31, 2022 and 2021, we repurchased our Common Stock as part of the dividend reinvestment related to treasury shares held within the Deferred Compensation Plan.

During the year ended December 31, 2021, we entered into the Plan. The Plan was adopted under the safe harbor provided by Rule 10b5-1 and Rule 10b-18 of the Exchange Act, in order to assist the Company in implementing its share repurchase plans. Pursuant to the Company's share repurchase program and as authorized by the Board of Directors on March 12, 2021, we purchased 1.0 million shares of the Company's Common Stock during the year ended December 31, 2021 for a total cost of $21.5 million inclusive of transaction costs. No such repurchases of Common Stock were completed under the Plan during 2022.

*Contractual Obligations*

Our future contractual obligations and commitments at December 31, 2022 primarily consist of minimum lease payments on our operating lease agreements as discussed within Note 9 — Lease Commitments. As of December 31, 2022, the Company had no other material minimum purchase or capital expenditure commitments pertaining to our daily operations or existing financing arrangements.

*Line of Credit*

At December 31, 2022, we had a $300 million bank line of credit on which to draw for general corporate purposes. Amounts drawn under the line of credit are payable upon demand and generally bear interest at a floating rate, based on our leverage ratio, and starting at the Term Secured Overnight Financing Rate ("SOFR") rate plus 165 basis points. The Company's line of credit was amended on November 22, 2022 to, among other things, provide for a five-year unsecured revolving loan facility in the aggregate amount of $300 million with, at the Company's option, the ability to increase the revolving loan commitments to an aggregate amount not to exceed $500 million and to change the benchmark rate from the London Interbank Offered Rate ("LIBOR") to SOFR. At December 31, 2022, we borrowed $25.0 million under the line of credit.

The line of credit requires us to satisfy two financial covenants. The covenants and their respective status at December 31, 2022 were as follows:

| Covenant Descriptions and Requirements | As of December 31, 2022 |
|---|---|
| Funded debt [1] to EBITDA [2] ratio: less than 3.50 to 1.00 | 1.19 |
| EBITDA[2] to Interest Expense ratio: not less than 3.00 to 1.00 | 22.36 |

1. All indebtedness for borrowed money including, but not limited to, reimbursement obligations in respect of letters of credit and guarantees of any such indebtedness.
2. Net income plus interest expense, income tax expense, depreciation, amortization, share compensation expense and extraordinary non-recurring losses/gains.

As noted above, we were in compliance with our financial covenants at December 31, 2022 and we expect to remain in compliance. The line of credit expires on November 22, 2027. We believe that our existing capacity under the line of credit and our history of favorable operating cash flows provide adequate liquidity to fund our operations for the next twelve months following the date of this report, inclusive of the potential impact of COVID-19.

At December 31, 2022, we also had outstanding $81.0 million in irrevocable standby letters of credit, which relate to payment obligations under our insurance programs. In connection with the issuance of the letters of credit, the amount available under the line of credit was reduced by $81.0 million to $194.0 million at December 31, 2022. During the fourth quarter of 2022, the letters of credit were renewed and expire on January 4, 2024.

*Accounts and Notes Receivable*

Decisions to grant or to extend credit to customers are made on a case-by-case basis and based on a number of qualitative and quantitative factors related to the particular customer as well as the general risks associated with operating within the healthcare industry.

Fluctuations in net accounts and notes receivable are attributable to a variety of factors including, but not limited to, the timing of cash receipts from customers, the Company's assessment of collectability and corresponding provision for bad debt expense and the inception, transition, modification or termination of customer relationships.

We deploy significant resources and have invested in tools and processes to optimize our credit and collections efforts. When appropriate, the Company utilizes interest-bearing promissory notes to enhance the collectability of amounts due, by instituting definitive repayment plans and providing a means by which to further evidence the amounts owed. In addition, the Company may amend contracts from full service to management-only arrangements, or adjust contractual payment terms, to accommodate customers who have in good faith established clearly-defined plans for addressing cash flow issues. These efforts are intended to minimize the Company's collections risk.

In order to provide for collections issues and the general risk associated with the granting of credit terms, we recorded a bad debt provision (in an Allowance for Doubtful Accounts) of $32.0 million, $10.5 million and $9.6 million in the years ended December 31, 2022, 2021 and 2020, respectively. As a percentage of total revenues, these provisions represented approximately 1.9%, 0.6% and 0.5% for the years ended December 31, 2022, 2021 and 2020, respectively.

*Insurance Programs*

We self-insure or carry high deductible insurance plans and therefore retain a substantial portion of the risk associated with the expected losses under our general liability and workers compensation programs. Under our insurance plans for general liability and workers' compensation, predetermined loss limits are arranged with our insurance company to limit both our per occurrence cash outlay and annual insurance plan cost. Our accounting for this plan is affected by various uncertainties, such as historical claims, pay-out experience, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by a third party actuary. Evaluations of our accrued insurance claims estimate as of the balance sheet date are based primarily on current information derived from our actuarial valuation which assists in quantifying and valuing these trends. In the event that our claims experience and/or industry trends result in an unfavorable change resulting from, among other factors, the severity levels of reported claims and medical cost inflation, as compared to historical claim trends, it would have an adverse effect on our results of operations and financial condition.

For general liability and workers' compensation, we record a reserve for the estimated future cost of claims and related expenses that have been reported but not settled, including an estimate of claims incurred but not reported that are developed as a result of a review of our historical data and open claims, which is based on estimates provided by a third party actuary.

### *Capital Expenditures*

The level of capital expenditures is generally dependent on the number of new customers obtained. Such capital expenditures primarily consist of housekeeping and food service equipment purchases, laundry and linen equipment installations, computer hardware and software, and furniture and fixtures. Our capital expenditures totaled $5.2 million in 2022. Although we have no specific material commitments for capital expenditures through the end of calendar year 2023, we estimate that for 2023 we will have capital expenditures of approximately $4.0 million to $6.0 million.

Although there can be no assurance, we believe that our cash from operations, existing cash and cash equivalents balance and credit line will be adequate for the foreseeable future to satisfy the needs of our operations and to fund our anticipated growth. However, should these sources not be sufficient, we would seek to obtain necessary capital from such sources as long-term debt or equity financing. In addition, there can be no assurance of the terms thereof and any subsequent equity financing sought may have dilutive effects on our current shareholders.

### *Material Off-Balance Sheet Arrangements*

We have no material off-balance sheet arrangements other than our irrevocable standby letter of credit previously discussed.

### Item 7A.  Quantitative and Qualitative Disclosures About Market Risk.

At December 31, 2022, we had $121.5 million in cash, cash equivalents and marketable securities. The fair value of all of our cash equivalents and marketable securities are determined based on "Level 1" or "Level 2" inputs, which are based upon quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. We place our cash investments in instruments that meet credit quality standards, as specified in our investment policy guidelines.

Investments in both fixed-rate and floating-rate investments carry a degree of interest rate risk. The market value of fixed rate securities may be adversely impacted by an increase in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if there is a decline in the fair value of our investments.

**Item 8.    Financial Statements and Supplementary Data.**


**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders
Healthcare Services Group, Inc.

**Opinion on the financial statements**
We have audited the accompanying consolidated balance sheets of Healthcare Services Group, Inc. (a Pennsylvania corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 17, 2023 expressed an unqualified opinion.

**Basis for opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical audit matter**
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Allowance for Doubtful Accounts**
As described further in notes 1 and 8 to the financial statements the Company records an allowance for doubtful accounts against its accounts and notes receivable balances under ASC 326 based on the future expected credit loss. This estimate is determined based on internally developed qualitative and quantitative factors derived from the aging and collection of receivables. We identified the estimates used to determine the allowance for doubtful accounts as a critical audit matter.

The principal considerations for our determination that the allowance for doubtful accounts is a critical audit matter includes the high degree of estimation uncertainty and judgment involved in determining the estimate. There is also a high degree of subjectivity in management's assessment of the reasonableness of the allowance for doubtful accounts, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgment in auditing the estimate. Further, variations in this estimate could have a significant impact on the recorded allowance.

Our audit procedures related to the allowance for doubtful accounts included the following, among others:

- We evaluated the appropriateness of management's assessment and methodology of estimating the allowance for doubtful accounts.
- We tested the design and operating effectiveness of management's controls over the allowance for doubtful accounts.
- We performed a historical lookback analysis for a sample of accounts and notes receivable balances within certain risk pools, examined current and historical collection rates, obtained legal documents and compared the historical loss rates against the estimated loss rates within the respective risk pools as of December 31, 2022.
- We performed an analysis of the changes in loss rates applied to each respective risk pool as of December 31, 2022, compared to December 31, 2021, and obtained corroborating evidence for any significant variances.
- We evaluated the reasonableness of certain adjustments recorded by management against the allowance for doubtful accounts by obtaining corroborating evidence.
- We tested the mathematical accuracy of management's allowance for doubtful accounts calculation as of December 31, 2022, by recalculating the historical loss rates for each risk pool, as well as recalculating the aging of receivables.
- We sampled accounts and notes receivable and performed confirmation procedures, as well as obtained other corroborating evidence, to ensure the accuracy of these receivables utilized by management to calculate the allowance for doubtful accounts as of December 31, 2022.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 1992.

New York, New York
February 17, 2023

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders
Healthcare Services Group, Inc.

**Opinion on internal control over financial reporting**

We have audited the internal control over financial reporting of Healthcare Services Group, Inc. (a Pennsylvania corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 17, 2023 expressed an unqualified opinion on those financial statements.

**Basis for opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and limitations of internal control over financial reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

New York, New York
February 17, 2023

**Healthcare Services Group, Inc.**
**Consolidated Balance Sheets**
**(in thousands, except per share amounts)**

| | | As of December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2022 | | 2021 |
| ASSETS: | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 26,279 | $ | 70,794 |
| Marketable securities, at fair value | | 95,200 | | 114,396 |
| Accounts and notes receivable, less allowance for doubtful accounts of $70,192 and $59,271 as of December 31, 2022 and 2021, respectively | | 336,777 | | 293,388 |
| Inventories and supplies | | 21,164 | | 26,015 |
| Taxes receivable | | 6,629 | | 8,813 |
| Prepaid expenses and other assets | | 22,583 | | 32,976 |
| Total current assets | | 508,632 | | 546,382 |
| Property and equipment, net | | 22,975 | | 28,102 |
| Goodwill | | 75,529 | | 74,755 |
| Other intangible assets, less accumulated amortization of $32,738 and $27,879 as of December 31, 2022 and 2021, respectively | | 15,946 | | 20,805 |
| Notes receivable — long–term portion, less allowance for doubtful accounts of $3,273 and $6,312 as of December 31, 2022 and 2021, respectively | | 32,609 | | 29,259 |
| Deferred compensation funding, at fair value | | 33,493 | | 46,691 |
| Deferred tax asset | | 28,338 | | 31,535 |
| Other long-term assets | | 812 | | — |
| Total assets | $ | 718,334 | $ | 777,529 |
| LIABILITIES AND STOCKHOLDERS' EQUITY: | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 68,296 | $ | 64,419 |
| Accrued payroll and related taxes | | 42,704 | | 68,664 |
| Other accrued expenses | | 17,835 | | 26,741 |
| Borrowings under line of credit | | 25,000 | | — |
| Deferred compensation liability — short-term | | 1,618 | | 6,991 |
| Accrued insurance claims | | 23,166 | | 24,310 |
| Total current liabilities | | 178,619 | | 191,125 |
| Accrued insurance claims — long-term | | 65,541 | | 65,084 |
| Deferred compensation liability — long-term | | 33,764 | | 46,888 |
| Lease liability — long-term | | 8,097 | | 11,299 |
| Other long-term liabilities | | 6,141 | | 10,456 |
| Commitments and contingencies (Note 16) | | | | |
| STOCKHOLDERS' EQUITY: | | | | |
| Common stock, $0.01 par value; 100,000 shares authorized; 76,161 and 76,009 shares issued, and 74,088 and 73,769 shares outstanding as of December 31, 2022 and 2021, respectively | | 762 | | 760 |
| Additional paid-in capital | | 302,304 | | 294,124 |
| Retained earnings | | 154,495 | | 183,957 |
| Accumulated other comprehensive (loss) income, net of taxes | | (3,477) | | 4,000 |
| Common stock in treasury, at cost, 2,073 and 2,240 shares as of December 31, 2022 and 2021, respectively | | (27,912) | | (30,164) |
| Total stockholders' equity | $ | 426,172 | $ | 452,677 |
| Total liabilities and stockholders' equity | $ | 718,334 | $ | 777,529 |

See accompanying notes to consolidated financial statements.

**Healthcare Services Group, Inc.**
**Consolidated Statements of Comprehensive Income**
**(in thousands, except per share amounts)**

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2022** | | **2021** | | **2020** |
| Revenues | $ | 1,690,176 | $ | 1,641,959 | $ | 1,760,303 |
| Operating costs and expenses: | | | | | | |
| Costs of services provided | | 1,496,336 | | 1,415,082 | | 1,492,317 |
| Selling, general and administrative expense | | 140,344 | | 173,108 | | 150,778 |
| Other (expense) income: | | | | | | |
| Investment and other (expense) income, net | | (5,427) | | 9,439 | | 13,352 |
| Interest expense | | (2,987) | | (1,385) | | (1,374) |
| Income before income taxes | | 45,082 | | 61,823 | | 129,186 |
| | | | | | | |
| Income tax provision | | 10,452 | | 15,960 | | 30,504 |
| Net income | $ | 34,630 | $ | 45,863 | $ | 98,682 |
| | | | | | | |
| **Per share data:** | | | | | | |
| Basic earnings per common share | $ | 0.47 | $ | 0.61 | $ | 1.32 |
| Diluted earnings per common share | $ | 0.47 | $ | 0.61 | $ | 1.32 |
| | | | | | | |
| **Weighted average number of common shares outstanding:** | | | | | | |
| Basic | | 74,336 | | 74,816 | | 74,696 |
| Diluted | | 74,351 | | 74,962 | | 74,785 |
| | | | | | | |
| **Comprehensive income:** | | | | | | |
| Net income | $ | 34,630 | $ | 45,863 | $ | 98,682 |
| Other comprehensive income: | | | | | | |
| Unrealized (loss) gain on available-for-sale marketable securities, net of taxes | | (7,477) | | (1,563) | | 2,644 |
| Total comprehensive income | $ | 27,153 | $ | 44,300 | $ | 101,326 |

See accompanying notes to consolidated financial statements.

**Healthcare Services Group, Inc.**
**Consolidated Statements of Cash Flows**
**(in thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Cash flows from operating activities: | | | |
| Net income | $ 34,630 | $ 45,863 | $ 98,682 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | | |
| Depreciation and amortization | 15,316 | 14,667 | 14,268 |
| Bad debt provision | 31,969 | 10,483 | 9,636 |
| Deferred income tax expense (benefit) | 5,049 | 3,074 | (5,893) |
| Share-based compensation expense | 9,214 | 8,827 | 7,872 |
| Amortization of premium on marketable securities | 2,219 | 2,275 | 1,822 |
| Unrealized loss (gain) on deferred compensation fund investments | 9,422 | (6,397) | (9,390) |
| Changes in fair value of other long-term liabilities | (2,353) | — | — |
| Loss on sale of assets | 1,138 | 1,469 | 1,335 |
| Changes in operating assets and liabilities: | | | |
| Accounts and notes receivable | (78,707) | (37,185) | 46,158 |
| Inventories and supplies | 4,851 | 5,599 | 4,931 |
| Prepaid expenses and other assets | 9,935 | (12,250) | (756) |
| Deferred compensation funding | 3,913 | 6,661 | (52) |
| Accounts payable and other accrued expenses | (13,748) | 10,244 | (7,250) |
| Accrued payroll, accrued and withheld payroll taxes | (24,388) | (22,189) | 59,527 |
| Income taxes receivable / payable | 2,184 | (8,420) | (8,075) |
| Accrued insurance claims | (687) | 6,966 | (5,194) |
| Deferred compensation liability | (18,124) | 7,421 | 9,592 |
| Net cash (used in) provided by operating activities | (8,167) | 37,108 | 217,213 |
| Cash flows from investing activities: | | | |
| Disposals of fixed assets | 393 | 211 | 274 |
| Additions to property and equipment | (5,210) | (5,687) | (4,341) |
| Purchases of marketable securities | (2,875) | (20,335) | (39,047) |
| Sales of marketable securities | 10,386 | 26,697 | 6,269 |
| Cash paid for acquisitions | (114) | (23,876) | — |
| Net cash provided by (used in) investing activities | 2,580 | (22,990) | (36,845) |
| Cash flows from financing activities: | | | |
| Dividends paid | (63,373) | (62,226) | (60,705) |
| Reissuance of treasury stock pursuant to Dividend Reinvestment Plan | 106 | 92 | 93 |
| Proceeds from the exercise of stock options | 410 | 2,425 | 2,920 |
| Purchases of treasury stock | — | (21,535) | — |
| Short-term borrowings, net of repayments | 25,000 | — | (10,000) |
| Payments of statutory withholding on net issuance of restricted stock units | (1,071) | (1,410) | (675) |
| Net cash used in financing activities | (38,928) | (82,654) | (68,367) |
| Net change in cash and cash equivalents | (44,515) | (68,536) | 112,001 |
| Cash and cash equivalents at beginning of the period | 70,794 | 139,330 | 27,329 |
| Cash and cash equivalents at end of the period | $ 26,279 | $ 70,794 | $ 139,330 |
| Supplementary cash flow information: | | | |
| Cash paid for interest | $ 2,822 | $ 1,385 | $ 1,374 |
| Cash paid for income taxes | $ 3,309 | $ 21,233 | $ 44,865 |
| Accrued variable consideration for acquisition of businesses | $ — | $ 10,456 | $ — |

See accompanying notes to consolidated financial statements.

# Healthcare Services Group, Inc.
## Consolidated Statements of Stockholders' Equity
### (in thousands)

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss), net of Taxes | Retained Earnings | Treasury Stock | Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balance, December 31, 2019 | 75,557 | $ 756 | $ 270,614 | $ 2,919 | $ 195,455 | $ (9,439) | $ 460,305 |
| Adjustment to adopt credit-loss guidance, net of tax[1] | — | — | — | — | (32,099) | — | (32,099) |
| Balance, January 1, 2020 | 75,557 | $ 756 | $ 270,614 | $ 2,919 | $ 163,356 | $ (9,439) | $ 428,206 |
| Comprehensive income: | | | | | | | |
| Net income for the period | — | — | — | — | 98,682 | — | 98,682 |
| Unrealized gain on available-for-sale marketable securities, net of taxes | — | — | — | 2,644 | — | — | 2,644 |
| Comprehensive income for the period | | | | | | $ | 101,326 |
| Exercise of stock options and other share-based compensation, net of shares tendered for payment | 235 | 2 | 2,918 | — | — | — | 2,920 |
| Payment of statutory withholding on issuance of restricted stock and restricted stock units | — | — | (675) | — | — | — | (675) |
| Share-based expense | — | — | 7,329 | — | — | — | 7,329 |
| Treasury shares issued for Deferred Compensation Plan funding | — | — | 438 | — | — | (53) | 385 |
| Shares issued pursuant to Employee Stock Plan | — | — | 1,329 | — | — | 506 | 1,835 |
| Dividends paid and accrued, $0.82 per share | — | — | — | — | (61,145) | — | (61,145) |
| Shares issued pursuant to Dividend Reinvestment Plan | — | — | 66 | — | — | 27 | 93 |
| Other | 6 | — | 187 | — | — | — | 187 |
| Balance, December 31, 2020 | 75,798 | 758 | 282,206 | 5,563 | 200,893 | (8,959) | $ 480,461 |
| Comprehensive income: | | | | | | | |
| Net income for the period | — | — | — | — | 45,863 | — | 45,863 |
| Unrealized loss on available-for-sale marketable securities, net of taxes | — | — | — | (1,563) | — | — | (1,563) |
| Comprehensive income for the period | | | | | | $ | 44,300 |
| Exercise of stock options and other share-based compensation, net of shares tendered for payment | 207 | 2 | 2,423 | — | — | — | 2,425 |
| Payment of statutory withholding on issuance of restricted stock and restricted stock units | — | — | (1,410) | — | — | — | (1,410) |
| Share-based expense | — | — | 8,600 | — | — | — | 8,600 |
| Purchases of treasury stock | — | — | — | — | — | (21,535) | (21,535) |
| Treasury shares issued for Deferred Compensation Plan funding | — | — | 574 | — | — | (206) | 368 |
| Shares issued pursuant to Employee Stock Plan | — | — | 1,554 | — | — | 498 | 2,052 |
| Dividends paid and accrued, $0.84 per share | — | — | — | — | (62,799) | — | (62,799) |
| Shares issued pursuant to Dividend Reinvestment Plan | — | — | 54 | — | — | 38 | 92 |
| Other | 4 | — | 123 | — | — | — | 123 |
| Balance, December 31, 2021 | 76,009 | $ 760 | $ 294,124 | $ 4,000 | $ 183,957 | $ (30,164) | $ 452,677 |
| Comprehensive income: | | | | | | | |
| Net income for the period | — | — | — | — | 34,630 | — | 34,630 |
| Unrealized loss on available-for-sale marketable securities, net of taxes | — | — | — | (7,477) | — | — | (7,477) |
| Comprehensive income for the period | | | | | | $ | 27,153 |
| Exercise of stock options and other share-based compensation, net of shares tendered for payment | 148 | 2 | 408 | — | — | — | 410 |
| Payment of statutory withholding on issuance of restricted stock units | — | — | (1,071) | — | — | — | (1,071) |
| Share-based expense | — | — | 9,044 | — | — | — | 9,044 |
| Treasury shares issued for Deferred Compensation Plan funding | — | — | (634) | — | — | 1,008 | 374 |
| Shares issued pursuant to Employee Stock Plan | — | — | 368 | — | — | 1,144 | 1,512 |
| Dividends paid and accrued, $0.64 per share | — | — | — | — | (64,092) | — | (64,092) |
| Shares issued pursuant to Dividend Reinvestment Plan | — | — | 6 | — | — | 100 | 106 |
| Other | 4 | — | 59 | — | — | — | 59 |
| Balance, December 31, 2022 | 76,161 | $ 762 | $ 302,304 | $ (3,477) | $ 154,495 | $ (27,912) | $ 426,172 |

---

[1] See Note 8 — Allowance for Doubtful Accounts herein regarding the adopted credit-loss guidance.

See accompanying notes to consolidated financial statements.

**Healthcare Services Group, Inc.**
**Notes to Consolidated Financial Statements**
**Years Ended December 31, 2022, 2021 and 2020**

### Note 1 — Description of Business and Significant Accounting Policies

#### Nature of Operations

Healthcare Services Group, Inc. (the "Company") provides management, administrative and operating expertise and services to the housekeeping, laundry, linen, facility maintenance and dietary service departments of the healthcare industry, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States. Although the Company does not directly participate in any government reimbursement programs, the Company's customers receive government reimbursements related to Medicare and Medicaid. Therefore, they are directly affected by any legislation relating to Medicare and Medicaid reimbursement programs.

The Company provides services primarily pursuant to full service agreements with its customers. In such agreements, the Company is responsible for the day-to-day management of employees located at the customers' facilities, as well as for the provision of certain supplies. The Company also provides services on the basis of management-only agreements for a limited number of customers. In a management-only agreement, the Company provides management and supervisory services while the customer facility retains payroll responsibility for the non-supervisory staff. The agreements with customers typically provide for a renewable one year service term, cancellable by either party upon 30 to 90 days' notice after an initial period of 60 to 120 days.

The Company is organized into two reportable segments: housekeeping, laundry, linen and other services ("Housekeeping"), and dietary department services ("Dietary").

Housekeeping consists of managing the customers' housekeeping departments, which are principally responsible for the cleaning, disinfecting and sanitizing of resident rooms and common areas of a customer's facility, as well as the laundering and processing of the bed linens, uniforms, resident personal clothing and other assorted linen items utilized at a customer facility.

Dietary consists of managing the customers' dietary departments, which are principally responsible for food purchasing, meal preparation and dietitian professional services, which includes the development of menus that meet residents' dietary needs.

#### Principles of Consolidation

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and with the rules and regulations of the SEC, specifically Regulation S-X and the instructions to Form 10-K. Unless otherwise indicated, all references to years are to the Company's fiscal year, which ends on December 31.

The accompanying Consolidated Financial Statements include the accounts of Healthcare Services Group, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

#### Use of Estimates in Financial Statements

In preparing financial statements in conformity with U.S. GAAP, estimates and assumptions are made that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Significant estimates are used in determining, but are not limited to, the Company's allowance for doubtful accounts, accrued insurance claims, valuations, deferred taxes and reviews for potential impairment. The estimates are based upon various factors including current and historical trends, as well as other pertinent industry and regulatory authority information, including the potential future effects of COVID-19. Management regularly evaluates this information to determine if it is necessary to update the basis for its estimates and to adjust for known changes.

**Fair Value of Financial Instruments**

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy.

Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

While unobservable inputs reflect the Company's market assumptions, preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets;
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and
Level 3 – Significant inputs to the valuation model are unobservable

The Company's financial instruments that are measured at fair value on a recurring basis consist of marketable securities and the deferred compensation fund investments. Other financial instruments such as cash and cash equivalents, accounts and notes receivable, accounts payable (including income taxes payable and accrued expenses) and borrowings under the Company's line of credit are short-term in nature, and therefore the carrying value of these instruments are deemed to approximate their fair value.

See Note 6 — Fair Value Measurements for the fair value hierarchy table and for details on the measurement of fair value for assets and liabilities.

**Cash and Cash Equivalents**

Cash and cash equivalents are held in U.S. financial institutions or in custodial accounts with U.S. financial institutions. Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less at time of purchase that are readily convertible into cash and have insignificant interest rate risk. The Company currently has bank deposits with financial institutions in the U.S. that exceed FDIC insurance limits.

**Investments in Marketable Securities**

Marketable securities are defined as fixed income investments which are highly liquid and can be readily purchased or sold through established markets. As of December 31, 2022 and 2021, the Company had marketable securities of $95.2 million and $114.4 million, respectively, comprised primarily of tax-exempt municipal bonds. These investments are accounted for as available-for-sale securities and are reported at fair value on the Company's Consolidated Balance Sheets. For the years ended December 31, 2022 and 2021, $7.5 million and $1.6 million of unrealized losses related to these investments were recorded in other comprehensive income, respectively. For the year ended December 31, 2020, $2.6 million of unrealized gains related to these marketable securities were recorded in other comprehensive income. Unrealized gains and losses are recorded net of income taxes.

These assets are available for future needs under the Company's self-insurance programs and are held by the Company's wholly-owned captive insurance company subsidiary as required by state insurance regulations. The Company's investment policy is intended to manage the assets to achieve the goals of preserving principal, maintaining adequate liquidity at all times, and maximizing returns subject to investment guidelines. The investment policy limits investment to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on concentration by type and issuer.

The Company periodically reviews the investments in marketable securities for credit impairment when an investment's fair value declines below the amortized cost basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2022, management believes that the recorded value of the Company's investments in marketable securities was recoverable in all material respects. See Note 6 — Fair Value Measurements for credit impairment considerations.

**Accounts and Notes Receivable**

Accounts and notes receivable consist of Housekeeping and Dietary segment trade receivables from contracts with customers. The Company's payment terms with customers for services provided are defined within each customer's service agreement. All accounts receivables are considered short term assets as the Company does not grant payment terms greater than one year. Accounts receivable initially are recorded at the transaction amount, and are recorded after the Company has an unconditional right to payment where only the passage of time is required before payment is received. Each reporting period, the Company evaluates the collectability of outstanding receivable balances and records an allowance for doubtful accounts representing an estimate of future expected credit loss. Additions to the allowance for doubtful accounts are made by recording a charge to bad debt expense reported in costs of services provided.

Notes receivable are initially recorded when accounts receivable are transferred into a promissory note and are recorded as an alternative to accounts receivable to memorialize an unqualified promise to pay a specific sum, typically with interest, in accordance with a defined payment schedule. The Company's payment terms with customers on promissory notes can vary based on several factors and the circumstances of each promissory note, however typically promissory notes mature over a 1 to 4 year period. Similar to accounts receivable, each reporting period the Company evaluates the collectability of outstanding notes receivable balances and records an allowance for doubtful accounts representing an estimate of future expected credit losses.

Refer to Note 7 — Accounts and Notes Receivable herein for further information.

**Allowance for Doubtful Accounts**

The Company estimates the allowance for doubtful accounts using an expected loss model prepared in accordance with the FASB Accounting Standards Codification subtopic 326 *Credit Losses - Measurement of Credit Losses on Financial Instruments* ("ASC 326"). ASC 326 requires the Company to estimate the lifetime expected credit losses on accounts receivable and notes receivable and to record an allowance to offset the receivables at the time when the transactions are recorded. Modeling is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses.

Refer to Note 8 — Allowance for Doubtful Accounts herein for further information.

**Inventories and Supplies**

Inventories and supplies include housekeeping, linen and laundry supplies, as well as food provisions and supplies. Non-linen inventories and supplies are stated on a first-in, first-out (FIFO) basis, and reduced as deemed necessary to approximate the lower of cost or net realizable value. Linen supplies are amortized on a straight-line basis over their estimated useful life of 24 months.

**Revenue Recognition**

The Company recognizes revenue from contracts with customers when or as the promised goods and services are provided to customers. Revenues are reported net of sales taxes that are collected from customers and remitted to taxing authorities. The amount of revenue recognized by the Company is based on the consideration to which the Company is entitled in exchange for providing the contracted goods and services. Refer to Note 2 — Revenue herein for further information.

**Leases**

The Company records assets and liabilities on the balance sheet to recognize the rights and obligations arising from leasing arrangements with contractual terms greater than 12 months, as permitted by U.S. GAAP. A leasing arrangement includes any contract which entitles the Company to the right of use of an identified tangible asset where there are no restrictions as to the direct of use of the asset, and the Company obtains substantially all of the economic benefits from the right of use. As of the years ended December 31, 2022 and 2021, the Company was only the lessee of operating lease arrangements.

Refer to Note 9 — Lease Commitments herein for further information.

**Property and Equipment, Net**

Property and equipment, with the exception of those pertaining to leases, are stated at cost, net of accumulated depreciation. Additions, renewals and improvements are capitalized, while maintenance and repair costs are expensed when incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in income. Depreciation is recorded using the straight-line method over the following estimated useful lives: Housekeeping and Dietary equipment — 3 to 5 years; computer hardware and software — 3 to 5 years; and other, consisting of furniture and fixtures, leasehold improvements and vehicles — 5 to 10 years. Depreciation expense on property and equipment for the years ended December 31, 2022, 2021 and 2020 was $10.5 million, $10.3 million and $10.1 million, respectively.

**Income Taxes**

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax expense or benefits are recognized for the amount of taxes payable or refundable for the current period. The Company accrues for probable tax obligations as required, based on facts and circumstances in various regulatory environments. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. When appropriate, valuation allowances are recorded to reduce deferred tax assets to amounts for which realization is more likely than not. Deferred tax assets and liabilities are more fully described in Note 12 — Income Taxes.

Uncertain income tax positions taken or expected to be taken in tax returns are reflected within the Company's Consolidated Financial Statements based on a recognition and measurement process.

The Company may from time to time be assessed interest or penalties by taxing jurisdictions, although any such assessments historically have been minimal and immaterial to its financial results. When the Company has received an assessment for interest and/or penalties, it will be classified in the financial statements as selling, general and administrative expense. In addition, any interest or penalties relating to recognized uncertain tax positions would also be recorded in selling, general and administrative expense.

**Earnings per Common Share**

Basic earnings per common share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is computed using the weighted-average number of common shares outstanding and dilutive common shares, such as those issuable upon exercise of stock options and upon the vesting of restricted stock and restricted stock units.

**Share-Based Compensation**

The Company estimates the fair value of share-based awards on the date of grant using the Black-Scholes valuation model for stock options, using a Monte Carlo simulation for performance restricted stock units, and using the share price on the date of grant for restricted stock units and deferred stock units. The value of the award is recognized ratably as an expense in the Company's Consolidated Statements of Comprehensive Income over the requisite service periods, with adjustments made for forfeitures as they occur.

**Advertising Costs**

Advertising costs are expensed when incurred. Advertising costs were not material for the years ended December 31, 2022, 2021 and 2020.

**Impairment of Long-Lived Assets**

The carrying amounts of long-lived assets are periodically reviewed to determine whether current events or circumstances warrant adjustment to such carrying amounts. Any impairment would be measured as the amount that the carrying value of such assets exceeds their fair value, primarily based on estimated undiscounted cash flows. Considerable management judgment is necessary to estimate the fair value of assets. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value, less cost to sell. No impairment loss was recognized on the Company's long-lived assets during the years ended December 31, 2022, 2021 or 2020.

**Identifiable Intangible Assets and Goodwill**

Identifiable intangible assets are amortized on a straight-line basis over their respective lives. Goodwill represents the excess of cost over the fair value of net assets of acquired businesses. Management reviews the carrying value of goodwill annually during the fourth quarter to assess for impairment on a reporting unit basis, or more often if events or circumstances indicate that the carrying value may exceed its estimated fair value. No impairment loss was recognized on the Company's intangible assets or goodwill during the years ended December 31, 2022, 2021 or 2020.

**Treasury Stock**

Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains or losses on the subsequent reissuance of shares are credited or charged to additional paid-in capital.

**Concentrations of Credit Risk**

The Company's financial instruments that are subject to credit risk are cash and cash equivalents, marketable securities, deferred compensation funding and accounts and notes receivable. At December 31, 2022 and 2021, the majority of the Company's cash and cash equivalents and marketable securities were held in one large financial institution located in the United States. The Company's marketable securities are fixed income investments which are highly liquid and can be readily purchased or sold through established markets.

The Company's customers are concentrated in the healthcare industry and are primarily providers of long-term care. The revenues of many of the Company's customers are highly reliant on Medicare, Medicaid and third party payors' reimbursement funding rates. New legislation or changes in existing regulations could directly impact the governmental reimbursement programs in which the customers participate. As a result, the Company may not realize the full effects of such programs until these laws are fully implemented and governmental agencies issue applicable regulations or guidance.

Although the Company negotiates the pricing and other terms for the majority of our purchases of food and dining supplies directly with national manufacturers, the Company procures more than 50% of these products and other items through Sysco Corporation ("Sysco"). Sysco, is responsible for tracking our orders and delivering products to our specific locations.

**Significant Customers**

For the years ended December 31, 2022, 2021 and 2020, Genesis Healthcare, Inc. ("Genesis") accounted for $169.1 million or 10.0%, $177.1 million or 10.8% and $258.7 million or 14.7% of the Company's consolidated revenues, respectively. Genesis commenced a restructuring effort in 2020 that continued in 2022. As part of Genesis' restructuring effort, during 2021, the Company and Genesis reached an agreement in principle to modify pricing through December 2021 (at which time the original pricing terms resumed) and payment terms through December 2022, at which point the original payment terms would resume. The agreement was executed in 2022. Genesis remains largely compliant with the terms of the agreement as the parties continue discussions regarding a long-term contract structure. As of December 31, 2022, the Company had outstanding accounts receivable and notes receivable of $36.2 million and $20.4 million, respectively, from Genesis. Although the Company expects to continue its relationship with Genesis, there can be no assurance thereof. Revenues generated from Genesis were included in both operating segments previously mentioned. Any extended discontinuance of revenues, or significant reduction, from this customer could, if not replaced, have a material impact on our operations. In addition, if Genesis fails to abide by current payment terms it could increase our accounts receivable balance and have a material adverse effect on our financial condition, results of operations, and cash flows. No other single customer or customer group represented more than 10% of consolidated revenues for the years ended December 31, 2022, 2021 and 2020.

**Recent Accounting Pronouncements**

There have been no new accounting pronouncements that have significance, or potential significance, to our Consolidated Financial Statements.

**Note 2 — Revenue**

The Company presents its consolidated revenues disaggregated by reportable segment, as Management evaluates the nature, amount, timing and uncertainty of the Company's revenues by segment. Refer to Note 14 — Segment Information herein as well as the information below regarding the Company's reportable segments.

**Housekeeping**

Housekeeping accounted for $795.7 million, $821.3 million and $895.3 million of the Company's consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively. The Housekeeping services include managing customers' housekeeping departments, which are principally responsible for the cleaning, disinfecting and sanitizing of resident rooms and common areas of the customers' facilities, as well as the laundering and processing of the bed linens, uniforms, resident personal clothing and other assorted linen items utilized at the customers' facilities. Upon beginning service with a customer facility, the Company will typically hire and train the employees previously employed by such facility and assign an on-site manager to supervise and train the front-line personnel and coordinate housekeeping services with other facility support functions in accordance with customer requests. Such management personnel also oversee the execution of various cost and quality control procedures including continuous training and employee evaluation.

**Dietary**

Dietary services accounted for $894.5 million, $820.6 million and $865.0 million of the Company's consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Dietary services consist of managing customers' dietary departments which are principally responsible for food purchasing, meal preparation and professional dietitian services, which include the development of menus that meet the dietary needs of residents. On-site management is responsible for all daily dietary department activities, with regular support provided by a District Manager specializing in dietary services. The Company also offers clinical consulting services to facilities which if contracted is a service bundled within the monthly service provided to customers. Upon beginning service with a customer facility, the Company will typically hire and train the employees previously employed by such facility and assign an on-site manager to supervise and train the front-line personnel and coordinate dietitian services with other facility support functions in accordance with customer requests. Such management personnel also oversee the execution of various cost and quality control procedures including continuous training and employee evaluation.

**Revenue Recognition**

The Company's revenues are derived from contracts with customers. The Company recognizes revenue to depict the transfer of promised goods and services to customers in amounts that reflect the consideration to which the Company is entitled in exchange for those goods and services. The Company's costs of obtaining contracts are not material.

The Company performs services and provides goods in accordance with its contracts with its customers. Such contracts typically provide for a renewable one year service term, cancellable by either party upon 30 to 90 days' notice, after an initial period of 60 to 120 days. A performance obligation is the unit of account under ASC 606 and is defined as a promise in a contract to transfer a distinct good or service to the customer. The Company's Housekeeping and Dietary contracts relate to the provision of bundles of goods, services or both, which represent a series of distinct goods and services that are substantially the same and that have the same pattern of transfer to the customer. The Company accounts for the series as a single performance obligation satisfied over time, as the customer simultaneously receives and consumes the benefits of the goods and services provided. Revenue is recognized using the output method, which is based upon the delivery of goods and services to the customers' facilities. In limited cases, the Company provides goods, services or both, before the execution of a written contract. In these cases, the Company defers the recognition of revenue until a contract is executed. The amount of such deferred revenue was $0.3 million and $0.1 million as of December 31, 2022 and 2021. Additionally, substantially all such revenue amounts deferred as of December 31, 2021 were subsequently recognized as revenue during the year ended December 31, 2022.

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to its customers. The transaction price does not include taxes assessed or collected. The Company's contracts detail the fees that the Company charges for the goods and services it provides. For certain contracts which contain a variable component to the transaction price, the Company is required to make estimates of the amount of consideration to which the Company will be entitled, based on variability in resident and patient populations serviced, product usage or quantities consumed. The Company recognizes revenue related to such estimates only when the Company determines that there will not be a significant reversal in the amount of revenue recognized. During the year ended December 31, 2022 the Company recognized a $10.0 million reduction to revenues related to a contract modification. The Company's contracts generally do not contain significant financing components, as payment terms are less than one year.

The Company allocates the transaction price to each performance obligation, noting that the bundle of goods, services or goods and services provided under each Housekeeping and Dietary contract represents a single performance obligation that is satisfied over time. The Company recognizes the related revenue when it satisfies the performance obligation by transferring a bundle of promised goods, services or both to a customer. Such recognition is on a monthly or weekly basis, as goods are provided and services are performed. In some cases, the Company requires customers to pay in advance for goods and services to be provided. As of December 31, 2022 and 2021, the value of the contract liabilities associated with customer prepayments was $3.1 million and $2.5 million, respectively. Additionally, all such revenue amounts deferred as of December 31, 2021 were subsequently recognized as revenue during the year ended December 31, 2022.

**Transaction Price Allocated to Remaining Performance Obligations**

The Company recognizes revenue as it satisfies the performance obligations associated with contracts with customers, which due to the nature of the goods and services provided by the Company, are satisfied over time. Contracts may contain transaction prices that are fixed, variable or both. The Company's contracts with customers typically provide for an initial term of one year, with renewable one year service terms, cancellable by either party upon 30 to 90 days' notice after an initial period of 60 to 120 days.

At December 31, 2022, the Company had $120.3 million related to performance obligations that were unsatisfied or partially unsatisfied for which the Company expects to recognize revenue. The Company expects to recognize revenue on approximately 85.7% of the remaining performance obligations over the next 12 months, with the balance to be recognized thereafter. These amounts exclude variable consideration primarily related to performance obligations that consists of a series of distinct service periods with revenues based on future performance that cannot be estimated at contract inception. The Company also has elected to apply the practical expedient that permits exclusion of information about the remaining performance obligations with original expected durations of one year or less.

**Note 3 — Changes in Accumulated Other Comprehensive Income by Component**

For the years ended December 31, 2022, 2021 and 2020, the Company's accumulated other comprehensive income consisted of unrealized gains and losses from the Company's available-for-sale marketable securities. The following tables provide a summary of the changes in accumulated other comprehensive income, net of taxes:

| | Unrealized Gains and (Losses) on Available-for-Sale Securities[1] | | |
| --- | --- | --- | --- |
| | Year Ended December 31, | | |
| | 2022 | 2021 | 2020 |
| | (in thousands) | | |
| Accumulated other comprehensive income — beginning balance | $ 4,000 | $ 5,563 | $ 2,919 |
| Other comprehensive (loss) income before reclassifications | (7,505) | (1,522) | 2,557 |
| Losses (gains) reclassified from other comprehensive income[2] | 28 | (41) | 87 |
| Net current period other comprehensive (loss) income[3] | (7,477) | (1,563) | 2,644 |
| Accumulated other comprehensive income — ending balance | $ (3,477) | $ 4,000 | $ 5,563 |

1. All amounts are net of tax.
2. Realized gains and losses were recorded pre-tax under "Investment and other income" in the Consolidated Statements of Comprehensive Income. For the year ended December 31, 2022, the Company recorded less than $0.1 million of realized losses from the sale of available-for-sale securities. For the year ended December 31, 2021, the Company recorded $0.1 million of realized gains from the sale of available-for-sale securities. For the year ended December 31, 2020, the Company recorded $0.1 million of realized losses from the sale of available-for-sale securities. Refer to Note 6 — Fair Value Measurements herein for further information.
3. For the year ended December 31, 2022, the change in other comprehensive income was net of a tax benefit of $2.0 million. For the years ended December 31, 2021 and 2020, the changes in other comprehensive income were net of a tax benefit of $0.4 million and expense of $0.7 million, respectively.

| | Amounts Reclassified from Accumulated Other Comprehensive Income | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | (in thousands) | | |
| **Year Ended December 31,** | | | |
| (Losses) gains from the sale of available-for-sale securities | $ (37) | $ 55 | $ (114) |
| Tax (expense) benefit | 9 | (14) | 27 |
| Net (loss) gain reclassified from accumulated other comprehensive income | $ (28) | $ 41 | $ (87) |

**Note 4 — Property and Equipment, Net**

Property and equipment are recorded at cost. Depreciation is recorded over the estimated useful life of each class of depreciable asset, and is computed using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated asset life or term of the lease. Repairs and maintenance costs are charged to expense as incurred.

The following table sets forth the amounts of property and equipment by each class of depreciable asset as of December 31, 2022 and December 31, 2021:

| | December 31, 2022 | | December 31, 2021 | |
| --- | ---: | ---: | ---: | ---: |
| | (in thousands) | | | |
| Housekeeping and Dietary equipment | $ | 13,585 | $ | 13,468 |
| Computer hardware and software | | 6,086 | | 5,880 |
| Operating lease — right-of-use assets | | 34,445 | | 33,217 |
| Other[1] | | 1,055 | | 1,736 |
| Total property and equipment, at cost | | 55,171 | | 54,301 |
| Less accumulated depreciation | | 32,196 | | 26,199 |
| Total property and equipment, net | $ | 22,975 | $ | 28,102 |

1.  Includes furniture and fixtures, leasehold improvements and autos and trucks.

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $10.5 million, $10.3 million, and $10.1 million, respectively. Of the depreciation expense recorded for the years ended December 31, 2022, 2021 and 2020 $6.1 million, $6.4 million and $5.6 million related to the depreciation of the Company's operating lease - right-of-use assets ("ROU Assets"), respectively.

**Note 5 — Goodwill and Other Intangible Assets**

*Goodwill*

Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses. Goodwill is not amortized but is evaluated for impairment on an annual basis or more frequently if impairment indicators arise. To date, the Company has not recognized an impairment of its goodwill.

The following table sets forth the amounts of goodwill by reportable segment, as described in Note 14 — Segment Information, as of December 31, 2022 and 2021:

| | December 31, 2021 | | Acquisitions[1] | | December 31, 2022 | |
| --- | ---: | ---: | ---: | ---: | ---: | ---: |
| | (in thousands) | | | | | |
| Housekeeping | $ | 42,377 | $ | — | $ | 42,377 |
| Dietary | | 32,378 | | 774 | | 33,152 |
| Total Goodwill | $ | 74,755 | $ | 774 | $ | 75,529 |

1.  During the year ended December 31, 2022, the Company's goodwill increased $0.7 million due to a measurement period adjustment pertaining to a prior period acquisition. The Company finalized the acquisition accounting for this transaction in 2022.

*Intangible Assets*

The Company's other intangible assets were obtained through acquisitions and are recorded at their fair values at the date of acquisition. The following table sets forth the amounts of other intangible assets as of December 31, 2022 and 2021:

| | December 31, 2022 | | | December 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Net Amount | Gross Amount | Accumulated Amortization | Net Amount |
| | (in thousands) | | | | | |
| Customer relationships | $ 45,634 | $ 32,211 | $ 13,423 | $ 45,634 | $ 27,704 | $ 17,930 |
| Trade names | 1,731 | 191 | 1,540 | 1,731 | 55 | 1,676 |
| Patents | 1,086 | 232 | 854 | 1,086 | 95 | 991 |
| Non-compete agreements | 233 | 104 | 129 | 233 | 25 | 208 |
| Total other intangible assets | $ 48,684 | $ 32,738 | $ 15,946 | $ 48,684 | $ 27,879 | $ 20,805 |

No acquisitions occurred during the year ended December 31, 2022. Intangible assets with determinable useful lives are amortized on a straight-line basis over their estimated useful lives. The weighted-average amortization period of customer relationships, trade names, patents, and non-compete agreements are approximately 10 years, 13 years, 8 years, and 4 years, respectively.

The following table sets forth the estimated amortization expense for intangibles subject to amortization for 2023, the following four fiscal years and thereafter:

| Period/Year | Expense |
|---|---|
| | (in thousands) |
| 2023 | $ 3,819 |
| 2024 | $ 2,685 |
| 2025 | $ 2,685 |
| 2026 | $ 2,666 |
| 2027 | $ 1,196 |
| Thereafter | $ 2,895 |
| Total | $ 15,946 |

Amortization expense for the years ended December 31, 2022, 2021, and 2020 was $4.9 million, $4.4 million and $4.2 million, respectively.

**Note 6 — Fair Value Measurements**

The Company's current assets and current liabilities are financial instruments and most of these items (other than marketable securities and inventories) are recorded at cost in the Company's Consolidated Balance Sheets. The estimated fair value of these financial instruments approximates their carrying value due to their short-term nature. The carrying value of the Company's line of credit represents the outstanding amount of the borrowings, which approximates fair value. The Company's financial assets that are measured at fair value on a recurring basis are its marketable securities and deferred compensation funding. The recorded values of all of the financial instruments approximate their current fair values because of their nature, stated interest rates and respective maturity dates or durations. Inventories are measured at the lower of cost or net realizable value.

The Company's marketable securities primarily consist of tax-exempt municipal bonds, which are classified as available-for-sale and are reported at fair value. Unrealized gains and losses associated with these investments are included in other comprehensive income (net of tax) within the Consolidated Statements of Comprehensive Income. The fair value of these marketable securities is classified within Level 2 of the fair value hierarchy, as these securities are measured using quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable. Such valuations are determined by a third-party pricing service. For the year ended December 31, 2022, the Company recorded unrealized losses, net of taxes of $7.5 million on marketable securities. For the years ended December 31, 2021 and 2020, the Company recorded unrealized losses, net of taxes of $1.6 million and unrealized gains, net of taxes of $2.6 million on marketable securities, respectively.

For the years ended December 31, 2022, 2021 and 2020, the Company received total proceeds, less the amount of interest received, of $10.4 million, $26.7 million and $6.3 million, respectively, from sales of available-for-sale municipal bonds. For both years ended December 31, 2022 and 2020, these sales each resulted in realized losses of less than $0.1 million, and realized gains of $0.1 million for the year ended December 31, 2021. Such gains and losses were recorded in "Investment and other income, net" in the Consolidated Statements of Comprehensive Income. The basis for the sale of these securities was the specific identification of each bond sold during the period.

The investments under the funded deferred compensation plan are accounted for as trading securities and unrealized gains or losses are included in earnings. The fair value of these investments, excluding amounts held in money market accounts, is determined based on quoted market prices (Level 1). The fair value of money market accounts is measured using quoted prices for identical or similar instruments in markets that are not active (Level 2). For the years ended December 31, 2022, 2021 and 2020, the Company recognized unrealized losses of $9.3 million and gains of $6.5 million and $9.5 million, respectively, related to equity securities still held at the respective reporting dates.

As part of a 2021 acquisition of a prepackaged meal manufacturer, the Company agreed to pay royalties to the seller on all future product sales. The Company recorded a liability of $10.6 million as of the acquisition date in 2021 for the expected future payments within "Other long-term liabilities" on the Consolidated Balance Sheets. The fair value of this liability is measured using forecasted sales models (Level 3). For the years ended December 31, 2022 and 2021, the Company recorded realized gains of $2.4 million and $0.1 million, respectively, within "Cost of services provided" in the Consolidated Statements of Comprehensive Income related to the subsequent measurement of the liability at each period end.

The following tables provide fair value measurement information for the Company's marketable securities and deferred compensation fund investments as of December 31, 2022 and December 31, 2021:

| | Carrying Amount | Total Fair Value | As of December 31, 2022 Fair Value Measurement Using: Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| **Financial Assets:** | | | | | |
| Marketable securities | | | | | |
| Municipal bonds — available-for-sale | $ 95,200 | $ 95,200 | $ — | $ 95,200 | $ — |
| | | | | | |
| Deferred compensation fund | | | | | |
| Money Market [1] | $ 2,420 | $ 2,420 | $ — | $ 2,420 | $ — |
| Commodities | 170 | 170 | 170 | — | — |
| Fixed Income | 3,571 | 3,571 | 3,571 | — | — |
| International | 4,093 | 4,093 | 4,093 | — | — |
| Large Cap Blend | 1,210 | 1,210 | 1,210 | — | — |
| Large Cap Growth | 11,064 | 11,064 | 11,064 | — | — |
| Large Cap Value | 6,133 | 6,133 | 6,133 | — | — |
| Mid Cap Blend | 2,667 | 2,667 | 2,667 | — | — |
| Real Estate | 359 | 359 | 359 | — | — |
| Small Cap Blend | 3,424 | 3,424 | 3,424 | — | — |
| Deferred compensation fund[2] | $ 35,111 | $ 35,111 | $ 32,691 | $ 2,420 | $ — |

| | Carrying Amount | Total Fair Value | As of December 31, 2021 Fair Value Measurement Using: Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| **Financial Assets:** | | | | | |
| Marketable securities | | | | | |
| Municipal bonds — available-for-sale | $ 114,396 | $ 114,396 | $ — | $ 114,396 | $ — |
| | | | | | |
| Deferred compensation fund | | | | | |
| Money Market [1] | $ 2,882 | $ 2,882 | $ — | $ 2,882 | $ — |
| Balanced and Lifestyle | 12,578 | 12,578 | 12,578 | — | — |
| Large Cap Growth | 20,358 | 20,358 | 20,358 | — | — |
| Small Cap Growth | 6,561 | 6,561 | 6,561 | — | — |
| Fixed Income | 4,826 | 4,826 | 4,826 | — | — |
| International | 2,299 | 2,299 | 2,299 | — | — |
| Mid Cap Growth | 4,179 | 4,179 | 4,179 | — | — |
| Deferred compensation fund | $ 53,683 | $ 53,683 | $ 50,801 | $ 2,882 | $ — |

1.  The fair value of the money market fund is based on the net asset value ("NAV") of the shares held by the plan at the end of the period. The money market fund includes short-term United States dollar denominated money market instruments and the NAV is determined by the custodian of the fund. The money market fund can be redeemed at its NAV at the measurement date as there are no significant restrictions on the ability to sell this investment.
2.  The deferred compensation fund carrying amounts and total fair value amounts as of December 31, 2022 and 2021 are inclusive of $1.6 million and $7.0 million of holdings expected to be paid to former employees within the next twelve months and were recorded under "Prepaid expenses and other assets" in the Company's Consolidated Balance Sheets.

| | Amortized Cost | | Gross Unrealized Gains | | Gross Unrealized Losses | | Estimated Fair Value | | Other-than-temporary Impairments |
|---|---|---|---|---|---|---|---|---|---|
| | | | | (in thousands) | | | | | |
| **December 31, 2022** | | | | | | | | | |
| Type of security: | | | | | | | | | |
| Municipal bonds — available-for-sale | $ | 99,601 | $ | 229 | $ | (4,630) | $ | 95,200 | $ | — |
| Total debt securities | $ | 99,601 | $ | 229 | $ | (4,630) | $ | 95,200 | $ | — |
| | | | | | | | | | |
| **December 31, 2021** | | | | | | | | | |
| Type of security: | | | | | | | | | |
| Municipal bonds — available-for-sale | $ | 109,331 | $ | 5,219 | $ | (154) | $ | 114,396 | $ | — |
| Total debt securities | $ | 109,331 | $ | 5,219 | $ | (154) | $ | 114,396 | $ | — |
| | | | | | | | | | |
| **December 31, 2020** | | | | | | | | | |
| Type of security: | | | | | | | | | |
| Municipal bonds — available-for-sale | $ | 117,970 | $ | 7,043 | $ | (1) | $ | 125,012 | $ | — |
| Total debt securities | $ | 117,970 | $ | 7,043 | $ | (1) | $ | 125,012 | $ | — |

The following table summarizes the contractual maturities of debt securities held at December 31, 2022 and December 31, 2021, which are classified as marketable securities in the Company's Consolidated Balance Sheets:

| | Municipal Bonds — Available-for-Sale | | | |
|---|---|---|---|---|
| **Contractual maturity:** | **December 31, 2022** | | **December 31, 2021** | |
| | (in thousands) | | | |
| Maturing in one year or less | $ | 2,798 | $ | 5,606 |
| Maturing in second year through fifth year | | 35,068 | | 23,054 |
| Maturing in sixth year through tenth year | | 38,575 | | 52,180 |
| Maturing after ten years | | 18,759 | | 33,556 |
| Total debt securities | $ | 95,200 | $ | 114,396 |

**Note 7 — Accounts and Notes Receivable**

The Company's accounts and notes receivable balances consisted of the following as of December 31, 2022 and December 31, 2021:

|  | December 31, 2022 | December 31, 2021 |
|---|---|---|
|  | (in thousands) | |
| **Short-term** | | |
| Accounts and notes receivable | $ 406,969 | $ 352,659 |
| Allowance for doubtful accounts | (70,192) | (59,271) |
| Total net short-term accounts and notes receivable | $ 336,777 | $ 293,388 |
| **Long-term** | | |
| Notes receivable | $ 35,882 | $ 35,571 |
| Allowance for doubtful accounts | (3,273) | (6,312) |
| Total net long-term notes receivable | $ 32,609 | $ 29,259 |
| Total net accounts and notes receivable | $ 369,386 | $ 322,647 |

The Company makes credit decisions on a case-by-case basis after reviewing a number of qualitative and quantitative factors related to the specific customer as well as current industry variables that may impact that customer. There are a variety of factors that impact a customer's ability to pay in accordance with the Company's contracts. These factors include, but are not limited to, fluctuating census numbers, litigation costs and the customer's participation in programs funded by federal and state governmental agencies. Deviations in the timing or amounts of reimbursements under those programs can impact the customer's cash flows and its ability to make timely payments. However, the customer's obligation to pay the Company in accordance with the contracts are not contingent upon the customer's cash flow. Notwithstanding the Company's efforts to minimize its credit risk exposure, the aforementioned factors, as well as other factors that impact customer cash flows or ability to make timely payments, could have an indirect, yet material adverse effect on the Company's results of operations and financial condition.

Fluctuations in net accounts and notes receivable are generally attributable to a variety of factors including, but not limited to, the timing of cash receipts from customers and the inception, transition, modification or termination of customer relationships. The Company deploys significant resources and has invested in tools and processes to optimize Management's credit and collections efforts. When appropriate, the Company utilizes interest-bearing promissory notes to enhance the collectability of amounts due, by instituting definitive repayment plans and providing a means by which to further evidence the amounts owed. In addition, the Company may amend contracts from full service to management-only arrangements, or adjust contractual payment terms, to accommodate customers who have in good faith established clearly-defined plans for addressing cash flow issues. These efforts are intended to minimize the Company's collections risk.

**Note 8 — Allowance for Doubtful Accounts**

On January 1, 2020 (the "adoption date"), the Company replaced its previous incurred loss impairment model for estimating credit losses on accounts and notes receivables with an expected loss model prepared in accordance with ASC 326. While the incurred loss impairment model had the Company recognize credit losses when it was probable that a loss had been incurred, ASC 326 requires the Company to estimate future expected credit losses on such instruments before an impairment may occur. On the adoption date, the Company recorded an initial increase of $42.2 million to the Company's allowance for doubtful accounts, with an offset recorded as an opening adjustment to retained earnings.

In making the Company's credit evaluations, management considers the general collection risk associated with trends in the long-term care industry. The Company establishes credit limits through payment terms with customers, performs ongoing credit evaluations and monitors accounts on an aging schedule basis to minimize the risk of loss. Despite the Company's efforts to minimize credit risk exposure, customers could be adversely affected if future industry trends, including those related to COVID-19, change in such a manner as to negatively impact their cash flows. The full effects of COVID-19 on the Company's customers are highly uncertain and cannot be predicted. As a result, the Company's future collection experience can differ significantly from historical collection trends. If the Company's customers experience a negative impact on their cash flows, it could have a material adverse effect on the Company's results of operations and financial condition.

The Company evaluates its accounts and notes receivable for expected credit losses quarterly. Accounts receivables are evaluated based on internally developed credit quality indicators derived from the aging of receivables. Notes receivable are evaluated based on internally developed credit quality indicators derived from Management's assessment of collection risk. The Company manages note receivable portfolios using a two tiered approach by disaggregating standard notes receivables, which are promissory notes in good standing, from those who have been identified by Management as having an elevated credit risk profile due to a triggering event such as bankruptcy. At the end of each period the Company sets a reserve for expected credit losses on standard notes receivable based on the Company's historical loss rate. Notes receivable with an elevated risk profile, which are from customers who have filed bankruptcy, are subject to collections activity or are slow payers that are experiencing financial difficulties, are aggregated and evaluated to determine the total reserve for the class of receivable.

The guidance in ASC 326 permits entities to make an accounting policy election not to measure an estimate for credit losses on accrued interest if those entities write-off accrued interest deemed uncollectible in a timely manner. The Company follows an income recognition policy on all interest earned on notes receivable. Under such policy the Company accounts for all notes receivable on a non-accrual basis and defers the recognition of any interest income until receipt of cash payments. This policy was established considering the environment of the long-term care industry and not because such notes receivable are necessarily impaired. Accordingly, the Company does not record a credit loss adjustment for accrued interest. For the years ended December 31, 2022, 2021 and 2020, the Company recognized $1.1 million, $1.2 million and $1.7 million in interest income from notes receivables, respectively.

The following table presents the Company's two tiers of notes receivable for the years ended December 31, 2022 and 2021, respectively, further disaggregated by year of origination, as well as write-off activity:

| | Notes Receivable as of December 31, 2022 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Amortized Cost Basis by Origination Year | | | | | | |
| | 2022 | 2021 | 2020 | 2019 | 2018 | Prior | Total |
| | (in thousands) | | | | | | |
| **Notes Receivable** | | | | | | | |
| Standard notes receivable | $ 31,406 | $ 10,887 | $ 1,683 | $ 208 | $ 13 | $ 21,982 | $ 66,179 |
| Elevated risk notes receivable | $ — | $ — | $ — | $ — | $ — | $ 1,223 | $ 1,223 |
| | | | | | | | |
| Current-period gross write-offs | $ 1 | $ — | $ 51 | $ 54 | $ — | $ 491 | $ 597 |
| Current-period recoveries | — | — | — | — | — | — | — |
| Current-period net write-offs | $ 1 | $ — | $ 51 | $ 54 | $ — | $ 491 | $ 597 |

| | Notes Receivable as of December 31, 2021 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Amortized Cost Basis by Origination Year | | | | | | |
| | 2021 | 2020 | 2019 | 2018 | 2017 | Prior | Total |
| | (in thousands) | | | | | | |
| **Notes Receivable** | | | | | | | |
| Standard notes receivable | $ 16,558 | $ 6,862 | $ 401 | $ 18,738 | $ 21,288 | $ 1,560 | $ 65,407 |
| Elevated risk notes receivable | $ — | $ — | $ — | $ — | $ 406 | $ 1,374 | $ 1,780 |
| | | | | | | | |
| Current-period gross write-offs | $ — | $ — | $ 541 | $ 489 | $ 2,494 | $ — | $ 3,524 |
| Current-period recoveries | — | — | (1) | — | — | (38) | (39) |
| Current-period net write-offs | $ — | $ — | $ 540 | $ 489 | $ 2,494 | $ (38) | $ 3,485 |

The following table provides information as to the status of payment on the Company's gross notes receivable which were past due as of December 31, 2022 and 2021, respectively:

| | **Age Analysis of Past-Due Notes Receivable as of December 31, 2022** | | | |
|---|---|---|---|---|
| | **0-90 Days** | **91 - 180 Days** | **Greater than 181** | **Total** |
| | **(in thousands)** | | | |
| **Notes Receivable** | | | | |
| Standard notes receivable | $ 894 | $ 263 | $ 3,330 | $ 4,487 |
| Elevated risk notes receivable | — | — | 1,223 | 1,223 |
| | $ 894 | $ 263 | $ 4,553 | $ 5,710 |

| | **Age Analysis of Past-Due Notes Receivable as of December 31, 2021** | | | |
|---|---|---|---|---|
| | **0-90 Days** | **91 - 180 Days** | **Greater than 181** | **Total** |
| | **(in thousands)** | | | |
| **Notes Receivable** | | | | |
| Standard notes receivable | $ 953 | $ 5,676 | $ 6,536 | $ 13,165 |
| Elevated risk notes receivable | — | — | 1,780 | 1,780 |
| | $ 953 | $ 5,676 | $ 8,316 | $ 14,945 |

The following tables provide a summary of the changes in the Company's allowance for doubtful accounts on a portfolio segment basis for the years ended December 31, 2022 and 2021, respectively:

| | **Allowance for doubtful accounts** | | | |
|---|---|---|---|---|
| **Portfolio Segment:** | **December 31, 2021** | **Write-Offs/ Adjustments[1]** | **Bad Debt Expense** | **December 31, 2022** |
| | **(in thousands)** | | | |
| Accounts receivable | $ 50,794 | $ (16,825) | $ 32,632 | $ 66,601 |
| | | | | |
| **Notes receivable** | | | | |
| Standard notes receivable | $ 13,607 | $ (6,783) | $ (772) | $ 6,052 |
| Elevated risk notes receivable | 1,183 | (481) | 109 | 811 |
| Total notes receivable | $ 14,790 | $ (7,264) | $ (663) | $ 6,863 |
| Total accounts and notes receivable | $ 65,584 | $ (24,089) | $ 31,969 | $ 73,464 |

1.  Write-offs are shown net of recoveries. During the year ended December 31, 2022, the Company collected $0.3 million of accounts receivables that were recovered subsequent to being written-off. Adjustments include a reduction of $8.0 million of allowance for doubtful accounts which related to a contract modification during the year ended December 31, 2022.

| | **Allowance for doubtful accounts** | | | |
|---|---|---|---|---|
| **Portfolio Segment:** | **December 31, 2020** | **Write-Offs/ Adjustments[1]** | **Bad Debt Expense** | **December 31, 2021** |
| | **(in thousands)** | | | |
| Accounts receivable | $ 51,052 | $ (9,215) | $ 8,957 | $ 50,794 |
| | | | | |
| **Notes receivable** | | | | |
| Standard notes receivable | $ 13,258 | $ (183) | $ 532 | $ 13,607 |
| Elevated risk notes receivable | 3,491 | (3,302) | 994 | 1,183 |
| Total notes receivable | $ 16,749 | $ (3,485) | $ 1,526 | $ 14,790 |
| | | | | |
| Total accounts and notes receivable | $ 67,801 | $ (12,700) | $ 10,483 | $ 65,584 |

1.  Write-offs are shown net of recoveries. During the year ended December 31, 2021, the Company collected $0.2 million of accounts receivables that were recovered subsequent to being written-off.

**Note 9 — Lease Commitments**

The Company recognizes ROU Assets and Lease Liabilities for automobiles, office buildings, IT equipment, and small storage units for the temporary storage of operational equipment. The Company's leases have remaining lease terms ranging from less than 1 year to 7 years, and have extension options ranging from 1 year to 5 years. Most leases include the option to terminate the lease within 1 year.

Upon adopting ASC 842, the Company made accounting policy elections using practical expedients offered under the guidance to combine lease and non-lease components within leasing arrangements and to recognize the payments associated with short-term leases in earnings on a straight-line basis over the lease term, with the cost associated with variable lease payments recognized when incurred. These accounting policy elections impact the value of the Company's ROU Assets and Lease Liabilities. The value of the Company's ROU Assets is determined as the non-depreciated fair value of its leasing arrangements and is recorded to Property and Equipment, net on the Company's Consolidated Balance Sheets. The value of the Company's Lease Liabilities is the present value of fixed lease payments not yet paid, discounted using either the rate implicit in the lease contract if that rate can be determined, or the Company's incremental borrowing rate ("IBR"). As of December 31, 2022 and 2021, the Company's short-term portion of lease obligations were $5.3 million and $6.5 million, respectively, and are recorded in Other accrued expenses with the remaining balance recognized under the Lease liability — long-term portion caption on the Company's Consolidated Balance Sheets. Any future lease payments that are not fixed based on the terms of the lease contract, or fluctuate based on a factor other than an index or rate, are considered variable lease payments and are not included in the value of the Company's ROU Assets or Lease Liabilities. The Company's IBR is determined as the rate of interest that the Company would incur to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Components of lease expense are presented below for the years ended December 31, 2022, 2021 and 2020.

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2022** | | **2021** | | **2020** | |
| | (in thousands) | | | | | |
| **Lease cost** | | | | | | |
| Operating lease cost | $ | 5,673 | $ | 6,210 | $ | 5,381 |
| Short-term lease cost | | 1,265 | | 747 | | 738 |
| Variable lease cost | | 857 | | 973 | | 464 |
| Total lease cost | $ | 7,795 | $ | 7,930 | $ | 6,583 |

Supplemental information is presented below for the years ended December 31, 2022, 2021 and 2020.

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2022** | | **2021** | | **2020** | |
| | (dollar amounts in thousands) | | | | | |
| **Other information** | | | | | | |
| Cash paid for amounts included in the measurement of lease liabilities | | | | | | |
| Operating cash flows from operating leases | $ | 6,385 | $ | 6,609 | $ | 5,690 |
| ROU Assets obtained in exchange for lease obligations | $ | 1,650 | | 7,143 | | 5,410 |
| Weighted-average remaining lease term — operating leases | | 4.2 years | | 4.5 years | | 5.4 years |
| Weighted-average discount rate — operating leases | | 4.4 % | | 4.2 % | | 4.5 % |

During the years ended December 31, 2022 and 2021, the Company's ROU Assets and Lease Liabilities were reduced by $1.7 million and $0.8 million, respectively due to lease cancellations.

The following is a schedule by calendar year of future minimum lease payments under operating leases that have remaining terms as of December 31, 2022:

| Period/Year | Operating Leases | |
| --- | --- | --- |
| | (in thousands) | |
| 2023 | $ | 5,267 |
| 2024 | | 3,502 |
| 2025 | | 1,714 |
| 2026 | | 1,337 |
| 2027 | | 1,363 |
| Thereafter | | 1,505 |
| Total minimum lease payments | $ | 14,688 |
| Less: imputed lease payments | | 1,317 |
| Present value of lease liabilities | $ | 13,371 |

## Note 10 — Share-Based Compensation

The components of the Company's share-based compensation expense for the years ended December 31, 2022, 2021 and 2020 are as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | (in thousands) | | |
| Stock options | $ 1,253 | $ 1,832 | $ 2,134 |
| Restricted stock, restricted stock units and deferred stock units | 6,972 | 6,367 | 5,195 |
| Performance stock units | 819 | 401 | — |
| Employee Stock Purchase Plan | 170 | 227 | 543 |
| Total pre-tax share-based compensation expense charged against income | $ 9,214 | $ 8,827 | $ 7,872 |
| | | | |
| Total recognized tax deficiency related to share-based compensation | $ (783) | $ (217) | $ (293) |

The following table summarizes the components of share-based compensation expense included within the Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | (in thousands) | | |
| Selling, general & administrative expense | $ 9,160 | $ 8,767 | $ 7,718 |
| Costs of services provided | 54 | 60 | 154 |
| Total | $ 9,214 | $ 8,827 | $ 7,872 |

At December 31, 2022 and 2021, the unrecognized compensation cost related to unvested stock options and awards was $15.8 million and $17.5 million, respectively. The weighted average period over which these awards will vest was approximately 2.8 years as of December 31, 2022 and 2.6 years as of December 31, 2021.

## 2020 Omnibus Incentive Plan

On May 26, 2020, the Company adopted the 2020 Omnibus Incentive Plan (the "2020 Plan") after approval by the Company's shareholders. The 2020 Plan provides that current or prospective officers, employees, non-employee directors and advisors can receive share-based awards such as stock options, performance stock units, restricted stock units and other stock awards. The 2020 Plan seeks to encourage profitability and growth of the Company through short-term and long-term incentives that are consistent with the Company's operating objectives.

As of December 31, 2022, there were 4.7 million shares of common stock reserved for issuance under the 2020 Plan, of which, 1.4 million are available for future grant. The amount of shares available for issuance under the 2020 Plan will increase when outstanding awards under the Company's Second Amended and Restated 2012 Equity Incentive Plan (the "2012 Plan") are subsequently forfeited, terminated, lapsed, or satisfied thereunder in cash or property other than shares. No stock award will have a term in excess of 10 years. The Nominating, Compensation and Stock Option Committee (the "NCSO") of the Board of Directors is responsible for determining the terms of the grants in accordance with the 2020 Plan.

***Stock Options***

A summary of stock options outstanding under the 2020 Plan and the 2012 Plan as of December 31, 2022 and changes during 2022 are as follows:

| | Stock Options Outstanding | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| | (in thousands) | |
| **December 31, 2021** | 2,181 | $ 33.42 |
| Granted | 352 | $ 18.10 |
| Exercised | (23) | $ 17.50 |
| Forfeited | — | $ — |
| Expired | (135) | $ 28.99 |
| **December 31, 2022** | 2,375 | $ 31.56 |

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2022, 2021, and 2020 was $4.06, $7.01 and $4.66 per common share, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2022, 2021 and 2020 was $0.1 million, $0.7 million and $1.3 million, respectively. The total fair value of stock options vested during the years ended December 31, 2022, 2021 and 2020 were $1.8 million, $2.1 million and $2.6 million, respectively.

For the years ended December 31, 2022 and 2021, the tax deficiency realized from stock options exercised was immaterial. For the year ended December 31, 2020, the tax benefit realized from stock options exercised was $0.1 million.

The fair value of stock option awards granted in 2022, 2021 and 2020 were estimated on the dates of grant using the Black-Scholes option valuation model with the following assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Risk-free interest rate | 1.5 % | 0.6 % | 1.8 % |
| Weighted average expected life | 6.7 years | 6.6 years | 6.6 years |
| Expected volatility | 36.6 % | 34.7 % | 26.5 % |
| Dividend yield | 4.6 % | 2.9 % | 3.2 % |

The following table summarizes other information about the stock options at December 31, 2022:

| | December 31, 2022 |
|---|---|
| | **(amounts in thousands, except per share data)** |
| Outstanding: | |
| Aggregate intrinsic value | $ — |
| Weighted average remaining contractual life | 4.8 years |
| Exercisable: | |
| Number of options | 1,619 |
| Weighted average exercise price | $ 34.52 |
| Aggregate intrinsic value | $ — |
| Weighted average remaining contractual life | 3.3 years |

*Restricted Stock Units*

The fair value of outstanding restricted stock units and restricted stock was determined based on the market price of the shares on the date of grant. During the years ended December 31, 2022, 2021 and 2020 the Company granted 0.4 million, 0.3 million, and 0.3 million restricted stock units with weighted average grant date fair values of $18.06, $28.53, and $24.43 per unit, respectively.

During the years ended December 31, 2022, 2021 and 2020, the Company did not grant any restricted stock.

A summary of the outstanding restricted stock units and restricted stock as of December 31, 2021 and changes during the year ended December 31, 2022 is as follows:

| | Restricted Stock Units and Restricted Stock | | |
| --- | --- | --- | --- |
| | Number | | Grant Date Fair Value |
| | (in thousands) | | |
| **December 31, 2021** | 652 | $ | 31.03 |
| Granted | 410 | $ | 18.06 |
| Vested | (184) | $ | 33.68 |
| Forfeited | (53) | $ | 25.25 |
| **December 31, 2022** | 825 | $ | 24.37 |

The weighted average remaining vesting period for the unvested restricted stock units and restricted stock is 2.9 years.

The weighted average grant-date fair values and total fair values of restricted stock units and restricted stock vested during 2022, 2021 and 2020 were as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | (in thousands, except per share data) | | |
| Weighted average grant-date fair value of restricted stock units granted | $ 18.06 | $ 28.53 | $ 24.43 |
| Total fair value of restricted stock units and restricted shares vested | $ 3,307 | $ 4,185 | $ 2,287 |

*Performance Stock Units*

On January 4, 2022, the NCSO granted 60,000 Performance Stock Units ("PSUs") to the Company's executive officers. Such PSUs are contingent upon the achievement of certain total shareholder return ("TSR") targets as compared to the TSR of the S&P 400 MidCap Index and the participant's continued employment with the Company for the three year period ending December 31, 2024, the date at which such awards vest. The unrecognized share-based compensation cost of the TSR-based PSU awards at December 31, 2022 is $1.2 million and is expected to be recognized over a weighted-average period of 1.8 years.

A summary of the outstanding PSUs as of December 31, 2021 and changes during the year ended December 31, 2022 is as follows:

| | Performance Stock Units | | |
| --- | --- | --- | --- |
| | Number | | Grant Date Fair Value |
| | (in thousands) | | |
| December 31, 2021 | 35 | $ | 34.52 |
| Granted | 60 | $ | 21.00 |
| Vested | — | $ | — |
| Forfeited | — | $ | — |
| December 31, 2022 | 95 | $ | 26.01 |

*Deferred Stock Units*

On June 4, 2022, the NCSO granted an aggregate of 20,000 Deferred Stock Units ("DSUs") to the Company's non-employee directors. Each DSU award vests in one year. Once vested, the recipient shall be entitled to receive a lump sum payment of a number of shares equal to the total number of DSUs issued to such recipient upon the first to occur of (i) the five year anniversary of the date of grant, (ii) the recipient's death, disability or separation of service from the Board, or (iii) a change of control (as defined by the 2020 Plan). The unrecognized share-based compensation cost of the DSU awards at December 31, 2022 is $0.1 million and is expected to be recognized over a weighted-average period of 0.4 years.

**Employee Stock Purchase Plan**

The Company's Employee Stock Purchase Plan ("ESPP") is currently available through 2026 to all eligible employees. All full-time and part-time employees who work an average of 20 hours per week and have completed two years of continuous service with the Company are eligible to participate. Annual offerings commence and terminate on the respective year's first and last calendar day.

Under the ESPP, the Company is authorized to issue up to 4.1 million shares of its common stock to its employees. Pursuant to such authorization, there are 1.9 million shares available for future grant at December 31, 2022. Under the terms of the ESPP, participants may contribute through payroll deductions up to $21,250 (85% of IRS limitation) of their compensation toward the purchase of the Company's common stock. No employee may purchase common stock which exceeds $25,000 in fair market value (determined on the option date) for each calendar year. The option price per share is equal to the lower of 85% of the fair market price on the first day of the offering period, or 85% of the fair market price on the last day of the offering period.

The following table summarizes information about the Company's ESPP annual offerings for the years ended December 31, 2022, 2021 and 2020:

|  | Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2022 | 2021 | 2020 |
|  | (in thousands, except per share data) | | |
| Common shares purchased | 95 | 85 | 73 |
| Per common share purchase price | $ 10.20 | $ 15.12 | $ 20.67 |

The expense associated with the options granted under the ESPP during the year ended December 31, 2022 and 2021 was estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions:

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2022 | 2021 |
| Risk-free interest rate | 0.4% | 0.1% |
| Weighted average expected life (years) | 1.0 | 1.0 |
| Expected volatility | 36.9% | 61.7% |
| Dividend yield | 4.7% | 2.9% |

**Deferred Compensation Plan**

The Company offers a Supplemental Executive Retirement Plan ("SERP") for executives and certain key employees. The SERP is not qualified under Section 401 of the Internal Revenue Code. The SERP allows participants to defer up to 25% of their earned income on a pre-tax basis and as of the last day of each plan year, each participant will be credited with a 25% match of up to 15% of their earnings deferred in the form of the Company's common stock based on the then-current market value. SERP participants fully vest in the Company's matching contribution three years from the first day of the initial year of participation. The income deferred and the matching contributions are unsecured and subject to the claims of the Company's general creditors.

Under the SERP, the Company is authorized to issue 1.0 million shares of its common stock to its employees. Pursuant to such authorization, the Company has 0.3 million shares available for future grant at December 31, 2022. At the time of issuance, such shares are accounted for at cost as treasury stock. At December 31, 2022, approximately 0.3 million of such shares are vested and remain in the respective active participants' accounts with the trustee.

The following table summarizes information about the SERP during the plan years ended December 31, 2022, 2021 and 2020:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2022 | | 2021 | | 2020 |
| | | (in thousands) | | | | |
| SERP expense [1] | $ | 486 | $ | 531 | $ | 512 |
| Treasury shares issued to fund SERP expense[2] | | 40 | | 30 | | 18 |
| Year end SERP trust account balance[3] | $ | 35,111 | $ | 59,086 | $ | 54,729 |
| Unrealized (loss) gain recorded in SERP liability account | $ | (9,178) | $ | 6,676 | $ | 9,200 |

1. Both the SERP match and the deferrals are included in the selling, general and administrative caption in the Consolidated Statements of Comprehensive Income.
2. Shares related to the SERP match for each year are funded at the beginning of the subsequent year.
3. SERP trust account investments are recorded at their fair value which is based on quoted market prices. Differences between such amounts in the table above and the deferred compensation funding asset reported on the Company's Consolidated Balance Sheets represent the value of Company common stock held in the Plan participants' trust accounts and reported by the Company as treasury stock in the Company's Consolidated Balance Sheets.

## Note 11 — Other Employee Benefit Plans

### Retirement Savings Plan

Since October 1, 1999, the Company has had a retirement savings plan for eligible employees (the "RSP") under Section 401(k) of the Internal Revenue Code. The RSP allows eligible employees to contribute up to 15% of their eligible compensation on a pre-tax basis.

## Note 12 — Income Taxes

The following table summarizes the provision for income taxes:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2022 | | 2021 | | 2020 |
| | | (amounts in thousands) | | | | |
| Current: | | | | | | |
| Federal | $ | 3,022 | $ | 9,120 | $ | 28,833 |
| State | | 2,381 | | 3,766 | | 7,564 |
| | $ | 5,403 | $ | 12,886 | $ | 36,397 |
| Deferred: | | | | | | |
| Federal | $ | 4,305 | $ | 2,118 | $ | (4,903) |
| State | | 744 | | 956 | | (990) |
| | $ | 5,049 | $ | 3,074 | $ | (5,893) |
| | | | | | | |
| Tax provision | $ | 10,452 | $ | 15,960 | $ | 30,504 |

Deferred income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities.

Significant components of the Company's federal and state deferred tax asset and liability balances were as follows:

| | | Year Ended December 31, | | |
| | | 2022 | | 2021 |
| | | (in thousands) | | |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Allowance for doubtful accounts | $ | 18,139 | $ | 16,124 |
| Deferred compensation | | 8,686 | | 9,587 |
| Deferred payroll taxes under the CARES Act | | — | | 6,220 |
| Accrued insurance claims | | 5,609 | | 6,252 |
| Non-deductible reserves | | 256 | | 521 |
| Leases | | 227 | | 247 |
| Other | | 2,488 | | 1,854 |
| | $ | 35,405 | $ | 40,805 |
| Deferred tax liabilities: | | | | |
| Expensing of housekeeping supplies | $ | (2,510) | $ | (3,085) |
| Amortization of goodwill and intangibles | | (2,389) | | (2,118) |
| Depreciation of property and equipment | | (1,769) | | (1,915) |
| Other | | (399) | | (2,152) |
| | $ | (7,067) | $ | (9,270) |
| Net deferred tax assets | $ | 28,338 | $ | 31,535 |

Realization of the Company's deferred tax assets is dependent upon future earnings in specific tax jurisdictions, the timing and amount of which are uncertain. Management assesses the Company's income tax positions and records tax benefits for all years subject to examination based upon an evaluation of the facts, circumstances, and information available at the reporting dates, which include historical operating results and expectations of future earnings. As such, management believes it is more likely than not that the deferred tax assets recorded will be realized to reduce future income taxes and therefore no valuation allowances are necessary.

The table below provides a reconciliation between the tax expense computed by applying the statutory federal income tax rate to income before income taxes and the provision for income taxes:

| | | Year Ended December 31, | | | | |
| | | 2022 | | 2021 | | 2020 |
| | | (in thousands) | | | | |
|---|---|---|---|---|---|---|
| Income tax expense computed at statutory rate | $ | 9,467 | $ | 12,983 | $ | 27,129 |
| Increases (decreases) resulting from: | | | | | | |
| State income taxes, net of federal tax benefit | | 2,625 | | 3,931 | | 4,985 |
| Federal jobs credits | | (2,571) | | (3,177) | | (3,089) |
| Tax exempt interest | | (308) | | (324) | | (323) |
| Share-based compensation | | 1,250 | | 1,072 | | 1,323 |
| Fines and penalties[1] | | 4 | | 1,294 | | 20 |
| Other, net | | (15) | | 181 | | 459 |
| Income tax expense | $ | 10,452 | $ | 15,960 | $ | 30,504 |

1. For the year ended December 31, 2020, the Company presented less than $0.1 million of fines and penalties within the Other, net caption. Such amounts have been reclassified to the Fines and penalties caption for comparative purposes.

The Company performs an evaluation each period of its tax positions taken and expected to be taken in tax returns. The evaluation is performed on positions relating to tax years that remain subject to examination by major tax jurisdictions, the earliest of which is the tax year ended December 31, 2017. Based on the evaluation, the Company concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. Therefore, the table reporting on the change in the liability for unrecognized tax benefits during the years ended December 31, 2022 and 2021 is omitted as there is no activity to report in such account for the years ended December 31, 2022 or 2021.

**Note 13 — Related Party Transactions**

For the years ended December 31, 2022, 2021 and 2020, the Company did not have any related party transactions.

**Note 14 — Segment Information**

The Company manages and evaluates its operations in two reportable segments: Housekeeping (housekeeping, laundry, linen and other services) and Dietary (dietary department services). Although both segments serve a similar customer base and share many operational similarities, they are managed separately due to distinct differences in the type of services provided, as well as the specialized expertise required of the professional management personnel responsible for delivering each segment's services. Such services are rendered pursuant to discrete contracts, specific to each reportable segment.

The Company's accounting policies for the segments are generally the same as described in the Company's significant accounting policies. Differences between the reportable segments' operating results and other disclosed data and the information in the Consolidated Financial Statements relate primarily to corporate level transactions and recording of transactions at the reportable segment level using other than generally accepted accounting principles. There are certain inventories and supplies that are primarily expensed when incurred within the operating segments, while they are capitalized in the consolidated financial statements. In addition, most corporate expenses such as corporate salary and benefit costs, certain legal costs, debt expense, information technology costs, depreciation, amortization of finite-lived intangible assets, share based compensation costs and other corporate-specific costs, are not fully allocated to the operating segments. There are also allocations for workers' compensation and general liability expense within the operating segments that differ from the actual expense recorded by the Company under U.S. GAAP. Segment amounts disclosed are prior to elimination entries made in consolidation.

All revenues and net income are earned in the United States.

| | | **Year Ended December 31,** | | | | |
|---|---|---|---|---|---|---|
| | | **2022** | | **2021** | | **2020** |
| | | (in thousands) | | | | |
| **Revenues[1]** | | | | | | |
| Housekeeping | $ | 795,687 | $ | 821,329 | $ | 895,267 |
| Dietary | | 894,489 | | 820,630 | | 865,036 |
| Total | $ | 1,690,176 | $ | 1,641,959 | $ | 1,760,303 |
| | | | | | | |
| **Income before income taxes** | | | | | | |
| Housekeeping | $ | 73,096 | $ | 79,380 | $ | 95,723 |
| Dietary | | 29,065 | | 45,758 | | 68,293 |
| Corporate[2] | | (57,079) | | (63,315) | | (34,830) |
| Total | $ | 45,082 | $ | 61,823 | $ | 129,186 |
| | | | | | | |
| **Depreciation and amortization** | | | | | | |
| Housekeeping | $ | 5,491 | $ | 5,399 | $ | 5,722 |
| Dietary | | 3,075 | | 2,611 | | 2,394 |
| Corporate | | 6,750 | | 6,657 | | 6,152 |
| Consolidated | $ | 15,316 | $ | 14,667 | $ | 14,268 |
| | | | | | | |
| **Total assets** | | | | | | |
| Housekeeping | $ | 250,444 | $ | 225,531 | $ | 214,500 |
| Dietary | | 263,126 | | 221,911 | | 174,866 |
| Corporate[3] | | 204,764 | | 330,087 | | 395,665 |
| Consolidated | $ | 718,334 | $ | 777,529 | $ | 785,031 |
| | | | | | | |
| **Capital expenditures** | | | | | | |
| Housekeeping | $ | 4,412 | $ | 5,005 | $ | 3,710 |
| Dietary | | 499 | | 451 | | 393 |
| Corporate | | 299 | | 231 | | 238 |
| Consolidated | $ | 5,210 | $ | 5,687 | $ | 4,341 |

1. For the years ended December 31, 2022 and 2021, both the Housekeeping and Dietary segments earned revenue from several significant customers, although Genesis was the only customer to contribute more than 10% of consolidated revenue. For the years ended December 31, 2022, 2021 and 2020, Genesis accounted for $169.1 million or 10.0%, $177.1 million or 10.8% and $258.7 million or 14.7% of the Company's consolidated revenues, respectively.
2. Primarily represents corporate office costs and related overhead, recording of certain inventories and supplies and workers compensation costs at the reportable segment level which use accounting methods that differ from those used at the corporate level, as well as consolidated subsidiaries' operating expenses that are not allocated to the reportable segments, net of investment and other income and interest expense.
3. Primarily consists of cash and cash equivalents, marketable securities, deferred income taxes and other current and noncurrent assets.

**Note 15 — Earnings Per Common Share**

Basic and diluted earnings per common share are computed by dividing net income by the weighted-average number of basic and diluted common shares outstanding, respectively. The weighted-average number of diluted common shares includes the impact of dilutive securities, including outstanding stock options and unvested restricted stock and restricted stock units. The table below reconciles the weighted-average basic and diluted common shares outstanding for 2022, 2021 and 2020:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Numerator for basic and diluted earnings per share: | | | |
| Net income | $ 34,630 | $ 45,863 | $ 98,682 |
| | | | |
| Denominator: | | | |
| Weighted average number of common shares outstanding - basic | 74,336 | 74,816 | 74,696 |
| Effect of dilutive securities[1] | 15 | 146 | 89 |
| Weighted average number of common shares outstanding - diluted | 74,351 | 74,962 | 74,785 |
| | | | |
| Basic earnings per share: | $ 0.47 | $ 0.61 | $ 1.32 |
| | | | |
| Diluted earnings per share: | $ 0.47 | $ 0.61 | $ 1.32 |

1.  Certain outstanding equity awards are anti-dilutive and therefore were excluded from the calculation of the weighted-average number of diluted common shares outstanding.

Anti-dilutive outstanding equity awards under share-based compensation plans were as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | | (in thousands) | |
| Anti-dilutive equity awards | 3,203 | 1,980 | 2,121 |

**Note 16 — Contractual Obligations and Other Contingencies**

**Line of Credit**

At December 31, 2022, the Company had a $300 million bank line of credit on which to draw for general corporate purposes. Amounts drawn under the line of credit are payable upon demand and generally bear interest at a floating rate, based on the Company's leverage ratio, and starting at Term Secured Overnight Financing Rate ("SOFR") plus 165 basis points. As of December 31, 2022, there were $25.0 million of borrowings under the line of credit. There were no borrowings under the line of credit as of December 31, 2021. The line of credit requires the Company to satisfy two financial covenants, with which the Company is in compliance as of December 31, 2022. The line of credit expires on November 22, 2027. The Company's line of credit was amended on November 22, 2022 to, among other things, provide for a five-year unsecured revolving loan facility in the aggregate amount of $300 million with, at the Company's option, the ability to increase the revolving loan commitments to an aggregate amount not to exceed $500 million and to change the benchmark rate from the London Interbank Offered Rate ("LIBOR") to SOFR.

At December 31, 2022, the Company also had outstanding $81.0 million in irrevocable standby letters of credit, which relate to payment obligations under the Company's insurance programs. In connection with the issuance of the letters of credit, the amount available under the line of credit was reduced by $81.0 million to $194.0 million at December 31, 2022. On November 25, 2022 and December 27, 2022, the letters of credit were renewed and expire on January 4, 2024.

**Tax Jurisdictions and Matters**

The Company provides services throughout the continental United States and is subject to numerous state and local taxing jurisdictions. In the ordinary course of business, a jurisdiction may contest the Company's reporting positions with respect to the application of its tax code to the Company's services, which could result in additional tax liabilities.

The Company has tax matters with various taxing authorities. Because of the uncertainties related to both the probable outcomes and amount of probable assessments due, the Company is unable to make a reasonable estimate of a liability. The Company does not expect the resolution of any of these matters, taken individually or in the aggregate, to have a material adverse effect on the consolidated financial position or results of operations based on the Company's best estimate of the outcomes of such matters.

**Legal Proceedings**

The Company is subject to various claims and legal actions in the ordinary course of business. Some of these matters include payroll and employee-related matters and examinations by governmental agencies. As the Company becomes aware of such claims and legal actions, the Company records accruals for any exposures that are probable and estimable. If adverse outcomes of such claims and legal actions are reasonably possible, Management assesses materiality and provides financial disclosure, as appropriate.

At this time, the Company is unable to reasonably estimate possible losses or form a judgment that an unfavorable outcome is either probable or remote with respect to certain pending litigation claims asserted and it is not currently possible to assess whether or not the outcome of these proceedings may have a material adverse effect on the Company.

On October 15, 2021 the Company's directors' and officers' liability insurance carriers paid a $16.8 million settlement to resolve a putative shareholder class action lawsuit originally filed against the Company and its Chief Executive Officer in the U.S. District Court for the Eastern District of Pennsylvania on March 22, 2019.

**Government Regulations**

The Company's customers are concentrated in the healthcare industry and are primarily providers of long-term care many of whom have been significantly impacted by COVID-19. The revenues of many of the Company's customers are highly reliant on Medicare, Medicaid and third party payors' reimbursement funding rates. New legislation or additional changes in existing regulations could directly impact the governmental reimbursement programs in which the customers participate.

**Note 17 — Accrued Insurance Claims**

The Company currently has a Paid Loss Retrospective Insurance Plan for general liability, workers' compensation insurance and other self-insurance programs, which comprised approximately 30.4% and 27.5% of the Company's liabilities at December 31, 2022 and 2021, respectively. Under the Company's insurance plans, predetermined loss limits are arranged with the Company's insurance company to limit both per occurrence cash outlay and annual insurance plan cost. The Company's accounting for this plan utilizes current valuations from a third party actuary, which include assumptions based on data such as historical claims, pay-out experience, demographic factors, industry trends, severity factors, and other actuarial calculations. In the event that the Company's claims experience and/or industry trends result in an unfavorable change in the assumptions or outcomes, it would have an adverse effect on the Company's results of operations and financial condition.

For general liability, workers' compensation and other self-insurance programs, the Company records both a reserve for the estimated future cost of claims and related expenses that have been reported but not settled, as well as an estimate of claims incurred but not reported. General liability and workers' compensation reserves for claims incurred but not reported are developed by a third party actuary through review of the Company's historical data and open claims.

In 2022, our self-insurance liabilities decreased due to a favorable $9.8 million adjustment after considering our updated actuarial estimates for projected incurred losses on past claims. Such estimates declined in 2022 due to favorable claim experience and loss mitigation efforts.

**Note 18 — Treasury Stock**

For the year ended December 31, 2022, the number of shares and value of shares repurchased were immaterial. During the year ended December 31, 2021, the Company's Board of Directors authorized and the Company entered into a 10b5-1 plan (the "Plan"). The Plan was adopted under the safe harbor provided by rule 10b5-1and Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to assist the Company in implementing its share repurchase plans. Pursuant to the Company's share repurchase program and as authorized by the Board of Directors on March 12, 2021, the Company purchased 1.0 million shares of the Company's common stock during the year ended December 31, 2021 for a total cost of $21.5 million inclusive of transaction costs.

**Note 19 — Subsequent Events**

The Company evaluated all subsequent events through the filing date of this Annual Report on Form 10-K. There were no events or transactions occurring during this subsequent reporting period which require recognition or additional disclosure in these financial statements.

**Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A.   Controls and Procedures.**

**Evaluation of Disclosure Controls and Procedures**

In accordance with the Exchange Act Rules 13a-15 and 15a-15, the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Principal Accounting Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Principal Accounting Officer concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange commission, and (2) accumulated and communicated to our management, including the Company's Chief Executive Officer and Principal Accounting Officer, to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control Over Financial Reporting**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of the Company's management, including the Company's principal executive and principal financial officers, management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's management concluded that our internal control over financial reporting was effective as of December 31, 2022.

**Audit Report on internal Controls Over Financial Reporting of the Registered Public Accounting Firm**

Grant Thornton LLP, the Company's independent registered public accounting firm has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

**Changes in Internal Control over Financial Reporting**

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B.   Other Information.**

Not applicable.

**Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

**PART III**

**Item 10.   Directors, Executive Officers and Corporate Governance.**

The information regarding directors and executive officers is incorporated herein by reference to the Company's definitive proxy statement to be mailed to its shareholders in connection with its 2023 Annual Meeting of Shareholders and to be filed within 120 days of the close of the year ended December 31, 2022.

**Code of Ethics**

The Company has adopted a code of ethics that applies to all employees, including executive officers and directors. The code of ethics is publicly available on the Corporate Governance page of the Company's website at *www.hcsg.com*. If the Company makes any amendments or grant any waivers, including implicit waivers, from a provision of the Company code of ethics that applies to the principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company will disclose the nature of the amendment or waiver, its effective date and to whom it applies on the Company's website set forth above or in a report on Form 8-K filed with the Securities and Exchange Commission.

**Item 11.   Executive Compensation.**

The information regarding executive compensation is incorporated herein by reference to the Company's definitive proxy statement to be mailed to shareholders in connection with its 2023 Annual Meeting of Shareholders and to be filed within 120 days of the close of the fiscal year ended December 31, 2022.

**Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information regarding security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference to the Company's definitive proxy statement to be mailed to shareholders in connection with its 2023 Annual Meeting of Shareholders and to be filed within 120 days of the close of the fiscal year ending December 31, 2022.

**Item 13.   Certain Relationships and Related Transactions, and Director Independence.**

The information regarding certain relationships and related transactions, and director independence is incorporated herein by reference to the Company's definitive proxy statement mailed to shareholders in connection with its 2023 Annual Meeting of Shareholders and to be filed within 120 days of the close of the fiscal year ended December 31, 2022.

**Item 14.   Principal Accountant Fees and Services.**

The information regarding principal accountant fees and services is incorporated herein by reference to the Company's definitive proxy statement mailed to shareholders in connection with its 2023 Annual Meeting of Shareholders and to be filed within 120 days of the close of the fiscal year ended December 31, 2022.

**PART IV**

**Item 15.   Exhibits and Financial Statement Schedules.**

(a)   The following financial statements, schedules and exhibits are filed as part of this report:

    1.   *Index to Consolidated Financial Statements* — The Financial Statements required by this item are listed on the Index to Financial Statements in Part II, Item 8 of this report.
    2.   *Index to Financial Statement Schedules* —
        a.   Schedule II—Valuation and Qualifying Accounts and Reserves; and
        b.   Other financial statement schedules are not included because they are not required or the information is otherwise shown in the financial statements or notes thereto.
    3.   *Index to Exhibits* —
        a.   The exhibits listed below are filed as part of, or are incorporated by reference into, this report.

(b)   See Item 15(a)(3) above.

(c)   See Item 15(a)(2) above.

**Item 16.   Form 10-K Summary.**

None.

## Healthcare Services Group, Inc.
## Schedule II — Valuation and Qualifying Accounts and Reserves

| Description | Beginning Balance | Additions: Charged to Other Accounts [(1)] | Additions: Charged to Costs and Expenses | Deductions | Ending Balance |
|---|---|---|---|---|---|
| | (in thousands) | | | | |
| **2022** | | | | | |
| Allowance for Doubtful Accounts | $ 65,583 | $ — | $ 31,969 | $ 24,088 | $ 73,464 |
| **2021** | | | | | |
| Allowance for Doubtful Accounts | $ 67,801 | $ — | $ 10,483 | $ 12,700 | $ 65,583 |
| **2020** | | | | | |
| Allowance for Doubtful Accounts | $ 52,393 | $ 42,236 | $ 9,636 | $ 36,464 | $ 67,801 |

1. All amounts charged to other accounts for the year ended December 31, 2020 pertain to the cumulative effect of the Company's January 1, 2020 adoption of ASC 326 as described within Note 8 — Allowance for Doubtful Accounts.

## Exhibit Index

The following Exhibits are filed as part of this Report (references are to Reg. S-K Exhibit Numbers):

| Exhibit Number | Description | Form | File No. | Date of Filing | Exhibit Number | Filed Herewith |
|---|---|---|---|---|---|---|
| | | | Incorporated by Reference | | | |
| 3.1 | Amended and Restated Articles of Incorporation of the Registrant as of May 30, 2000 | 10-K | 0-12015 | 3/21/2001 | 3.2 | — |
| 3.2 | Amendment to the Amended and Restated Articles of Incorporation of the Registrant as of May 22, 2007 | 8-K | 0-12015 | 5/24/2007 | 3.1 | — |
| 3.3 | Second Amended and Restated Bylaws of the Registrant as of February 17, 2015 | 10-K | 0-12015 | 2/19/2015 | 3.3 | — |
| 4.1 (P) | Specimen Certificate of the Common Stock, $.01 par value, of the Registrant | S-18 | 2-87625-W | — | 4.1 | — |
| 4.2† | Healthcare Services Group, Inc. Employee Stock Purchase Plan | S-8 | 333-92835 | 12/15/1999 | 4(a) | — |
| 4.3† | Healthcare Services Group, Inc. Amendment No. 3 to Employee Stock Purchase Plan | 10-Q | 0-12015 | 10/28/2016 | 4.1 | — |
| 4.4† | Amendment No. 4 to the Healthcare Services Group, Inc. Employee Stock Purchase Plan, dated as of July 20, 2021 | 10-Q | 0-12015 | 7/23/2021 | 4.1 | — |
| 4.5† | Healthcare Services Group, Inc. Amended and Restated Deferred Compensation Plan | 10-Q | 0-12015 | 10/22/2012 | 10.1 | — |
| 4.6 | Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 | S-8 | 333-240096 | 7/24/2020 | 4.7 | — |
| 10.1† | 2020 Omnibus Incentive Plan | S-8 | 333-240096 | 7/24/2020 | 10.1 | — |
| 10.2 | $475,000,000 Revolving Credit Facility, dated as of December 21, 2018 | 8-K | 0-12015 | 12/31/2018 | 10.1 | — |
| 10.3 | $300,000,000 Amended Credit Agreement, dated as of November 22, 2022 | 8-K | 0-12015 | 11/28/2022 | 10.1 | — |
| 10.4 | Healthcare Services Group, Inc. Dividend Reinvestment Plan | S-3D | 333-108182 | 8/22/2003 | 99.0 | — |
| 21 | Subsidiaries of Healthcare Services Group, Inc. | — | — | — | — | X |
| 23 | Consent of Independent Registered Public Accounting Firm | — | — | — | — | X |
| 31.1 | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act | — | — | — | — | X |
| 31.2 | Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act | — | — | — | — | X |
| 32.1 | Certification of the Principal Executive Officer and the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act | — | — | — | — | X |
| 101 | The following financial information from the Company's Form 10-K for the fiscal year ended December 31, 2022, 2021, and 2020 were formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity, and (v) Notes to Consolidated Financial Statements | — | — | — | — | X |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.) | — | — | — | — | X |

| † | Indicates a management plan or compensatory plan or arrangement. |
|---|---|
| (P) | Prior to digital copy |

**Signatures**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 17, 2023

**HEALTHCARE SERVICES GROUP, INC.**
(Registrant)

By: /s/ Theodore Wahl
Theodore Wahl
*President & Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons and in the capacities and on the date indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ Theodore Wahl<br>Theodore Wahl | Director and President & Chief Executive Officer<br>(Principal Executive Officer) | February 17, 2023 |
| /s/ Andrew M. Brophy<br>Andrew M. Brophy | Vice President, Controller & Principal Accounting Officer<br>(Principal Financial and Accounting Officer) | February 17, 2023 |
| /s/ Jude Visconto<br>Jude Visconto | Chairman of the Board | February 17, 2023 |
| /s/ Diane S. Casey<br>Diane S. Casey | Director | February 17, 2023 |
| /s/ Daniela Castagnino<br>Daniela Castagnino | Director | February 17, 2023 |
| /s/ Robert L. Frome<br>Robert L. Frome | Director | February 17, 2023 |
| /s/ Laura Grant<br>Laura Grant | Director | February 17, 2023 |
| /s/ John J. McFadden<br>John J. McFadden | Director | February 17, 2023 |
| /s/ Dino D. Ottaviano<br>Dino D. Ottaviano | Director | February 17, 2023 |
| /s/ Kurt Simmons, Jr.<br>Kurt Simmons, Jr. | Director | February 17, 2023 |